EXHIBIT 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 16, 2023

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations for the fourth quarter and the fiscal years ended December 31, 2022, 2021, and 2020, our cash flows for the fiscal years ended December 31, 2022 and 2021, and our financial position as of December 31, 2022. You should read this MD&A together with our sets of audited consolidated financial statements and the accompanying notes for the fiscal years ended December 31, 2022, 2021, and 2020. Additional information regarding Shopify, including our 2022 annual information form and our annual report on Form 40-F for the year ended December 31, 2022, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars ("USD") except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed fiscal year with the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking Statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking Statements

This MD&A contains forward-looking statements under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as "aim", "may", "will", "could", "expects", "further", "plans", "anticipates", "believes", "potential", "continue", "estimate", or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•the extent of the impact of the novel coronavirus ("COVID-19") on our business, financial performance, revenues, and results of operations;
•our expectation that the majority of Shopify employees will work remotely permanently ("digital-by-design");
•our plan to repurpose or reconfigure our remaining office space and potentially terminate additional leases or sublet other spaces;

•our exploration of new ways to accelerate checkout;
•our ability to make it easier for merchants to manage their storefronts via their mobile devices;
•the achievement of innovations and enhancements to, and expansion of, our platform and our solutions;
•whether a merchant using Shopify will ever need to re-platform;
•the continued growth of our app developer, theme designer and partner ecosystem and the effect on the growth of our merchant base;
•the continued expansion of the number of channels for merchants to transact through;
•our plan to continue making investments in our business to drive future growth;
•our expectation that we will continue to invest in and optimize Shopify Fulfillment Network to provide logistics offering to our merchants;
•our expectation that the acquisition of Deliverr will successfully integrate into our logistics offerings;
•our expectation that we may experience more normalized growth in gross merchandise volume ("GMV") against a more measured macro environment relative to 2020 and 2021, but also expect that changed behaviours adopted by merchants and consumers that were driven by COVID-19 will continue to expand the prospects for entrepreneurship and digital commerce;
•our expectation that the development of Shopify Fulfillment Network will be dilutive to the gross margin percentage of merchant solutions;
•our expectation that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage;
•our expectation that as a result of the continued growth of our merchant solutions offerings, seasonality will continue to affect our quarterly results and our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;
•our expectation that our results of operations and comparability of our quarterly results could be impacted by foreign currency fluctuations as our operations continue to expand internationally and that our foreign currency hedging program will help to mitigate these fluctuations;
•our expectation that as we roll out local currency billing options in geographies outside of North America, a decrease in the value of other currencies relative to the USD will negatively impact our reported subscription revenue and Monthly Recurring Revenue ("MRR");
•our expectation that over time, any impact to MRR from local currency billing and localized pricing will be offset by reduced friction and an enhanced in-market experience, which we anticipate will attract more merchants to our platform and our merchant solutions;
•our expectation that sales and marketing expenses will increase in absolute dollars but decline as a percentage of total revenues over time;
•our expectation that our research and development expenses will increase in absolute dollars as we continue to increase the functionality of our platform, but will decline as a percentage of total revenues over time;
•our expectation that over time general and administrative expenses will increase on an absolute dollar basis, but may decrease as a percentage of our total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business;
•our expectation that transaction and loan losses related to Shopify Payments, Shop Pay Installments, Shopify Balance and Shopify Capital will increase on an absolute dollar basis over time as merchant penetration and adoption grow;
•our expectation that any short-term impact from the free and paid trial experiences launched in the third quarter of 2022 will drive long-term benefits in the form of more merchants on our platform, an increase in MRR once these cohorts of merchants convert to standard Shopify plans, and increase use of our merchant solutions;
•our expectation that price increases on standard Shopify plans will result in an increase in MRR;
•the change in fair value of certain equity and other investments which may fluctuate period to period, and may cause volatility to our earnings;
•our expectation that the overall trend of merchant solutions revenue making up an increasing component of total revenues over time, most notably in the fourth quarter due to higher holiday volume, will continue over time;
•our future obligation to purchase our 0.125% convertible senior notes due 2025 (the "Notes") that are outstanding on the occurrence of a fundamental change;

•our belief that we have sufficient liquidity to meet our current and planned financial obligations over the next 12 months;
•our future financing requirements and the availability of capital;
•the future value of our investment income, in particular as a result of changes in interest rates, fair value or due to observable changes in price or impairments;
•the fair market value of the Notes as a result of changes in interest rates or the price of our Class A subordinate voting shares;
•expected credit losses as a result of macroeconomic factors;
•our expectations regarding contractual obligations and contingencies;
•the impact of inflation on our costs and operations and on our merchants sales;
•our accounting estimates, allowances, provisions, and assumptions made in the preparation of our financial statements; and
•our expectations regarding the impact of recently adopted accounting standards.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•our belief that the near-term costs of reducing our leased footprint and transitioning remaining spaces to their future intended purpose will yield longer-term benefits;
•our ability to increase the functionality of our platform;
•our ability to offer more sales channels that can connect to the platform;
•our belief in the increasing importance of a multi-channel platform that is both fully integrated and easy to use;
•our belief that an increasing awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants;
•our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;
•our ability to expand our merchant base, retain revenue from existing merchants as they grow their businesses, and increase sales to both new and existing merchants, including our ability to retain merchants that have moved from physical retail to ecommerce as a result of the COVID-19 pandemic;
•our belief that ecommerce growth will proceed at a normalized rate in 2023, supported by continued penetration of retail by ecommerce, but impacted by inflationary pressures on our merchants and their buyers;
•our ability to manage our growth effectively;
•our ability to enhance and protect our intellectual property rights;
•our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform by passing our economies of scale on to merchants;
•our ability to develop new solutions to extend the functionality of our platform and provide a high level of merchant service and support;
•our ability to hire, retain and motivate qualified personnel and to manage our operations in a digital-by-design model;
•our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;
•our belief that our strategic investments and acquisitions will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants and help drive our growth;
•our ability to achieve our revenue growth objectives while controlling costs and expenses, and our ability to achieve or maintain profitability;
•our belief that MRR is most closely correlated with the long-term value of our merchant relationships;
•our assumptions regarding the principal competitive factors in our markets;
•our ability to predict future commerce trends and technology;

•our assumptions that higher margin solutions such as Shopify Capital and Shopify Shipping will continue to grow through increased adoption and international expansion;
•our expectation that Shopify Payments will continue to expand internationally;
•our expectation that Shopify Fulfillment Network will scale and grow as we optimize our logistics offerings, and we will continue to invest to support this growth;
•our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining revenue from existing merchants and in increasing revenues from both;
•our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;
•our ability to retain key personnel, and that the implementation of our new employee compensation system, Flex Comp, will further assist in retaining personnel and in attracting new personnel;
•our expectation that employee elections for allocating their total compensation reward between cash and stock-based compensation may result in the split between these awards varying from quarter to quarter;
•our ability to protect against currency, interest rate, investment, concentration of credit and inflation risks;
•our assumptions as to our future expenses and financing requirements;
•our assumptions as to our critical accounting policies and estimates; and
•our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2022 and elsewhere in this MD&A, including but not limited to risks relating to:

•sustaining our rapid growth;
•managing our growth;
•our potential inability to compete successfully against current and future competitors;
•the security of personal information we store relating to merchants and their buyers, as well as consumers with whom we have a direct relationship including users of our apps;
•our ability to successfully scale, optimize and operate Shopify Fulfillment Network;
•a cyberattack or security breach;
•our ability to innovate;
•our limited operating history in new and developing markets and new geographic regions;
•international sales and operations and the use of our platform in various countries;
•our current reliance on a few suppliers to provide the technology we offer through Shopify Payments;
•the reliance of our growth in part on the success of our strategic relationships with third parties;
•our potential inability to hire, retain and motivate qualified personnel;
•our use of a single cloud-based platform to deliver our services;
•complex and changing laws and regulations worldwide;
•our dependence on the continued services and performance of our senior management and other key employees;
•the COVID-19 pandemic and its impact on our business, financial condition and results of operations including the impact on the global economy and consumer spending and on our merchants' and partners' ecosystem;
•payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance;
•our potential failure to effectively maintain, promote and enhance our brand;
•our history of losses and our potential inability to maintain profitability;
•serious errors or defects in our software or hardware;
•our potential inability to achieve or maintain data transmission capacity;
•activities of merchants or partners or the content of merchants' shops and our ability to detect and address unauthorized activity on our platform;

•evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations that may limit the use and adoption of our services;
•acquisitions and investments, including strategic investments;
•risks associated with Shopify Capital, and offering financing to merchants;
•potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings;
•our reliance on computer hardware, purchased or leased, and software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;
•the impact of worldwide economic conditions, such as economic impacts due to the Russian invasion of Ukraine, including the resulting effect on spending by small and medium-sized businesses or their buyers;
•manufacturing and supply chain risks;
•unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns;
•being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants;
•the interoperability of our platform with mobile devices and operating systems;
•changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;
•our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;
•our pricing decisions for our solutions;
•our use of open source software;
•seasonal fluctuations;
•exchange rate fluctuations that may negatively affect our results of operations;
•our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce;
•provisions of our financial instruments including the Notes;
•our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;
•our tax loss carryforwards;
•ownership of our shares;
•our sensitivity to interest rate fluctuations;
•fluctuations in the fair value of our equity and other investment holdings; and
•our concentration of credit risk, and the ability to mitigate that risk using third parties, and the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

Fiscal Year 2022 Events
Founder Share

On June 7, 2022, our shareholders approved an update to our governance structure pursuant to a plan of arrangement under the Canada Business Corporations Act (the "Arrangement"). Under the terms of the Arrangement, on June 9, 2022 we created a new class of share, designated as the Founder share, and issued such Founder share to Tobias Lütke. The Founder share provides Mr. Lütke with a variable number of votes that, when combined with the Class B multiple voting shares (which are now described as Class B restricted voting shares as a result of our updated governance structure) beneficially owned by him, his immediate family and his affiliates, will represent 40% of the aggregate voting power attached to all of our outstanding shares.

Share Split

On June 7, 2022, our shareholders approved a ten-for-one split of our Class A subordinate voting shares and Class B restricted voting shares ("the Share Split"). Each shareholder of record on June 22, 2022 received nine additional Class A subordinate voting shares and Class B restricted voting shares, as applicable, for every one share held, distributed after close of trading on June 28, 2022. All share and per share amounts presented herein have been retroactively adjusted to reflect the impact of the share split.
Acquisition of Deliverr, Inc.
On July 8, 2022, we completed the acquisition of Deliverr, a leading fulfillment technology provider based in San Francisco, California. With the addition of Deliverr's world-class software, talent, data, and scale, our logistics offerings will offer merchants a one-stop shop for their logistics needs, from initial receipt of inventory to smart distribution, through to fast delivery and easy returns.
Reduction in Workforce
As ecommerce has reverted to a level slightly higher than its pre-COVID trend, in an effort to recalibrate our operations, we took steps to streamline our workforce on July 26, 2022, reducing our total headcount by approximately 10%. After expanding the Company in anticipation of rapid and sustained structural ecommerce market expansion, which has not materialized, we recalibrated to meet the new reality. This one-time reduction in workforce has resulted in $30.5 million of severance related costs, all of which is recognized in operating expenses in the third quarter of 2022.
New Employee Compensation System
Beginning September 1, 2022, we launched our new employee compensation system (“Flex Comp”). Flex Comp brings agency to our employees by allowing them to decide, subject to the conditions of the system, how much of their total compensation reward will be in the form of cash versus stock-based compensation awards, consisting of restricted stock units ("RSUs") and/or stock options. By allocating their total compensation reward to meet their needs, employees also gain additional clarity around their annual compensation that eliminates complexities associated with legacy pay structures. As a mission-driven company, we're tying rewards to the mission, not the market or world events. As employees advance in their careers and have a positive impact on our mission, their compensation will grow. Furthermore, as we iterate, we'll bring compensation and our mission even closer. For now, we provide our employees with a 5% bonus on any extra equity they choose above the default setting, and in the future, we intend to add in additional compensation elements such as charitable donations and Shop Cash.

In September 2022, in connection with the new compensation system, 879,640 options and 2,371,857 RSUs were granted while 690,158 options and 10,277,545 RSUs were forfeited, all as a result of employees opting-in to Flex Comp. We applied modification accounting resulting in stock-based compensation cost equal to, or greater than, the original grant date fair value of the modified awards being recognized as an operating expense over the requisite service period. The modification did not result in a one-time expense on the date Flex Comp was launched because none of the requisite service period had been completed as of that date. The majority of our employees were eligible and elected to enter into Flex Comp and all previously granted but unvested stock options and RSUs of these employees were forfeited in connection with the new compensation system on September 1, 2022. Employee elections for allocating their total compensation reward between cash and stock-based compensation currently occur on a quarterly basis, which may result in the split between cash and stock-based compensation varying from quarter to quarter.
Litigation Contingencies
On August 31, 2022, a jury in the U.S. District Court for the District of Delaware returned a verdict finding that Shopify infringed three web technology patents owned by Express Mobile, Inc. We have challenged the verdict through post-trial motions and the Plaintiff has moved for interest on the amount of the verdict.
In regards to the claim filed on December 1, 2021, involving five publishers of educational materials and two of their respective parent companies, the action has been settled amicably between the parties, and terms of the settlement agreement are confidential. The case was dismissed with prejudice on October 5, 2022.
We recorded a total expense, including potential interest, of $97.0 million associated with both litigation matters, which was recorded as general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income.
Office Impairment
In December 2022, we ceased use of leased office space. This resulted in total combined impairment charges of $84.3 million to our right-of-use assets and leasehold improvements. These impairment charges were determined by comparing the asset groups' fair values made up of the right-of-use assets and leasehold improvements, to their carrying values as of the impairment measurement date. Fair value was determined based on the present value of the estimated future cash flows. These estimates may vary from the actual amounts due to termination or sublease agreements ultimately executed, if at all, which may result in an adjustment to the charges. These charges were recorded as general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income.

COVID-19
In light of the COVID-19 pandemic, we have continued to focus on the health and well-being of our employees, partners, service providers, and communities. We have also accelerated products that we believe will best serve our merchants as they deal with the challenges of COVID-19.
Beginning in March 2020, we observed sustained strong momentum in GMV, buoyed by restrictions related to COVID-19, as consumers looked for ways to purchase at a safe distance, utilizing ecommerce and benefiting from features such as curbside pickup and local delivery. The momentum continued throughout the year ended December 31, 2021, albeit at a slower pace, as we experienced an increase in GMV relative to the preceding fiscal year. The increase was driven by traditional retail businesses expanding or migrating their operations online with our platform and services as well as by an increase in the number of merchants using our retail Point-of-Sale ("POS") solutions. The COVID-triggered acceleration of ecommerce that spilled into the first half of 2021 in the form of lockdowns and government stimulus was mostly absent from 2022 and macroeconomic factors such as the post-pandemic consumer spend shift to services and in-person shopping, as well as higher inflationary pressures on our merchants and their buyers, are among the main drivers of the deceleration of GMV growth in 2022. We continued to outperform in the ecommerce market and we moved aggressively to rollout our POS solutions to more merchants in more geographies, which increased our market share of offline retail as well. In addition, we believe our ability to pass on our economies of scale to our merchants demonstrates that Shopify is the right place to be in an inflationary environment. This further highlights the resiliency of the platform and omnichannel we have built over the past 16 years, and its ability to help entrepreneurs navigate through a variety of economic times. The effect of COVID-19 on other aspects of our results of operations and financial performance in the long-term, such as revenues, remains uncertain and may only be reflected in future periods.
The effects of COVID-19 have led us to reimagine the way we work resulting in the decision to be a "digital-by-design" company. Shopify employees are working remotely and embracing this digital-first way of thinking, working, and operating with the intention that the majority of employees will work remotely permanently. We believe the near-term costs of reducing our leased footprint related to office space and transitioning them to their future intended purpose, including use for team collaboration and events, will yield longer-term benefits, including leveling the playing field for employees who already work from home, helping our employees stay healthy and safe, opening ourselves up to a diverse global talent pool, eliminating unnecessary commutes and fast-tracking new and better ways to work together that are more productive and rewarding. As a result of this decision, in the second quarter of 2020, the third quarter of 2021 and the fourth quarter of 2022, we decided we would terminate certain lease agreements or seek to sublet space at certain office locations. We continue to assess the ongoing need for the remaining offices and may repurpose them to accommodate physical distancing measures, further reconfigure them for use in a digital-by-design framework, or look to sublease or terminate the related leases in the future.
Russian Invasion of Ukraine
Shopify paused the collection of fees from its Ukrainian merchants and partners and does not intend to reintroduce them for the foreseeable future. We have also temporarily suspended operations in Russia and Belarus. We do not have a large financial exposure in any of these countries. We will continue to monitor this situation and comply with applicable sanctions as they are announced.

Overview

Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere.

In an era where social media, cloud computing, mobile devices, augmented reality and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:

A multi-channel front end. Our software enables merchants to easily display, manage, market and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, B2B, social media storefronts, native mobile apps, buy buttons, and marketplaces. More than 80% of our merchants have installed two or more channels. The Shopify application program interface ("API") has been developed to support custom storefronts that let merchants sell anywhere, in any language.

A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and buyers across these multiple sales channels. Merchants use their Shopify dashboard, which is available in 21 languages, to manage products and inventory, process orders and payments, fulfill and ship orders, discover new buyers and build customer relationships, source products, leverage analytics and reporting, manage cash, payments and transactions, and access financing.

A data advantage. Our software is delivered to merchants as a service, and operates on a shared infrastructure. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware, it also consolidates data generated by the interactions between buyers and a merchant's products, providing rich data to inform merchant decisions. With a highly qualified team of data science personnel, we expect to continue leveraging data for the benefit of our merchants with critical safeguards in place to ensure privacy, security and compliance.

Shopify also enables merchants to build their own brand, leverage mobile technology, sell internationally, and handle massive traffic spikes with flexible infrastructure:

Brand ownership. Shopify is designed to help our merchants own their brand, develop a direct relationship with their buyers, and make their buyer experience memorable and distinctive. We recognize that in a world where buyers have more choices than ever before, a merchant’s brand is increasingly important. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to build buyer loyalty and create competitive advantages. While our platform is designed to empower merchants first, merchants benefit when buyers are confident that their payments are secure. We believe that awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants in an increasingly competitive market. For merchants using Shopify Payments, buyers are already getting a superior experience, with features such as Shop Pay and Shop Pay Installments, and with our investments in additional buyer touchpoints, such as retail, shipping, fulfillment, and Shop, our all-in-one digital shopping companion app, brands that sell on Shopify can offer buyers an end-to-end, managed shopping experience that previously was only available to much larger businesses.

Mobile. As ecommerce expands as a percentage of overall retail transactions, a trend that accelerated in 2020 with the onset of the global COVID-19 pandemic buyers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless, and secure. As transactions over mobile devices represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchant’s primary and most important interaction with online buyers. Shopify has focused on enabling mobile commerce, and the Shopify platform includes a mobile-optimized checkout system, designed to enable merchants’ buyers to more easily purchase products over mobile websites. Our merchants are able to offer their buyers a quick and secure check-out option by using Shop Pay, Apple Pay, Meta Pay, and Google Pay on the web, and we continue to explore other new ways to offer payment flexibility and accelerated checkout. Just as Shopify's tools enable brands to sell directly to their buyers, the Shop app provides merchants that same direct sales power through a mobile experience. The Shop app is a digital shopping assistant that is available to buyers on iOS and Android mobile devices. Buyers use the Shop app to track packages, discover products from their favorite merchants, earn cash back through our rewards program, Shop Cash, and engage with brands directly, which helps merchants increase opportunities to find new customers and drive greater loyalty and lifetime value of their buyers. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, and Shopify continues to strive to make it easier to do so.

Global. Commerce thrives when merchants are able to build a global brand and sell beyond their own borders with little friction. Shopify offers merchants across several countries a localized experience within the country in which they are based. In addition, Shopify Markets, enables merchants to manage localized storefronts in different countries through one global store, making cross-border commerce easier for entrepreneurs. With Shopify Markets, merchants can easily set up market-specific buying experiences, enabling buyers to shop in their local currencies, languages, domains, and payment methods. Shopify Markets also calculates duty and import fees. Such tailored experiences are designed to increase local buyer trust and conversion, enabling merchants to enter new geographies more easily. Shopify Markets Pro, introduced in 2022, offers merchants a native merchant-of-record tax and duty compliance solution. Shopify Markets and Shopify Markets Pro complement our partnership with Global-E, an offering for merchants who want to fully outsource their cross-border business with an approved third-party partner.

Infrastructure. We build our platform to address the growing challenges facing merchants and with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality and designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons, and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. The Shopify Plus plan also appeals to larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions to achieve greater functionality and flexibility.

Sustainability

Shopify is a company that wants to see the next century, and has taken many steps to build a sustainable business, including becoming a carbon neutral company in 2019. Our commitment includes powering our global operations with renewable energy, purchasing high quality carbon credits to address travel-related emissions, and by relying on Google Cloud, which is 100% powered by renewable energy.

Because we view commerce as a powerful vehicle for positive systemic change, as part of our focus on the long term, in 2019 Shopify launched a sustainability fund with the intent to commit at least $5 million annually to fund what Shopify believes are the most promising and impactful technologies and projects to combat climate change. Since launch, we’ve partnered with 22 entrepreneurial climate companies to help them prove and scale their carbon removal solutions. In 2022, we launched Frontier, an advance market commitment, alongside Stripe, Alphabet, Meta, and McKinsey Sustainability with the objective to purchase a combined $925M of carbon removal by the end of 2030. 2022 was the third consecutive year where Shopify has tracked, calculated, and purchased enough carbon removal to counteract the impact of carbon emissions from orders placed on our platform over the Black Friday/Cyber Monday shopping weekend. Our merchants have the ability to address the carbon emissions associated with shipping their orders by adding our Planet app to their store. We also fund carbon removal through our Sustainability Fund with every order placed using Shop Pay, our checkout accelerator.

Ecosystem

A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. We believe our partner ecosystem helps drive the growth of our merchant base by extending the functionality of the Shopify platform through the development of apps. At December 31, 2022, more than 10,000 apps were available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Business Overview

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to companies with large-scale, direct-to-consumer operations realize their potential at all stages of their business life cycle. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the year ended December 31, 2022, our platform facilitated GMV of $197.2 billion, representing an increase of 12.4% from the year ended December 31, 2021. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators”.

During the year ended December 31, 2022, our total revenue was $5,599.9 million, an increase of 21.4% versus the year ended December 31, 2021. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the year ended December 31, 2022, subscription solutions revenues accounted for 26.6% of our total revenues (29.1% in the year ended December 31, 2021). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our standard Shopify plans. Shopify Plus solves for the complexity of merchants as they grow and scale globally, offering additional functionality, and support, including features like Shopify Audiences, B2B ecommerce, and Launchpad, for ecommerce automation, and dedicated account management where appropriate. Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS and Supreme are a few of the Shopify Plus

merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve. We have also launched localized pricing plans in select countries and expect to expand the number of markets where we bill in local currency in order to reduce friction and attract more merchants to our platform.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform, including variable platform fees, as well as through the sale of subscriptions to our POS Pro offering, the sale of themes, the sale of apps, and the registration of domain names. Subscription solutions revenues increased from $1,342.3 million in the year ended December 31, 2021 to $1,487.8 million in the year ended December 31, 2022, representing an increase of 10.8%. Our merchants typically enter into monthly subscription agreements. The revenue from these agreements is recognized over time on a ratable basis over the contractual term and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe MRR is most closely correlated with the long-term value of our merchant relationships. As of December 31, 2022, MRR totaled $109.5 million, representing an increase of 7.3% relative to MRR at December 31, 2021. In the year ended December 31, 2022, both subscription solutions revenue and MRR observed slower growth rates due mainly to trial incentives launched in the second half of 2022 where select prospective merchants were offered a paid trial. Prospective merchants that join through these trial incentives are included in MRR at their trial price, throughout the trial period, until they convert to a full price subscription plan. These trial incentive amounts are immaterial to MRR as at December 31, 2022. Furthermore, when comparing the year ended December 31, 2021 to the year ended December 31, 2022, subscription solutions revenue growth was also impacted by lower app and theme related revenue as a result of revised pricing terms with developer partners beginning in the third quarter of 2021, offset somewhat by platform fees increasing as a percentage of total subscription solutions. A detailed description of this metric is presented below in the section entitled, "Key Performance Indicators". As at December 31, 2022, we host millions of merchants on our platform.
We offer a variety of merchant solutions that are designed to add value to our merchants by passing on our economies of scale and augment our subscription solutions. During the year ended December 31, 2022, merchant solutions revenues accounted for 73.4% of total revenues (70.9% in the year ended December 31, 2021). We principally generate merchant solutions revenues from payment processing fees and currency conversion fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees and currency conversion fees from Shopify Payments, we also generate merchant solutions revenue from other transaction services, referral fees, advertising revenue on the Shopify App Store, Shopify Capital, Shop Pay Installments, Shopify Balance, Shopify Shipping, our logistics offerings, non-cash consideration obtained for services rendered as part of strategic partnerships, the sale of POS hardware, Shopify Email and Shopify Markets. Shopify Capital is currently available for merchants in the United States, the United Kingdom, Canada, and Australia. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $3,269.5 million in the year ended December 31, 2021 to $4,112.1 million in the year ended December 31, 2022, representing an increase of 25.8%.

Our business model is driven by our ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals, business sizes, and geographies and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success depends on many factors, including our ability to expand our merchant base; localize features for specific geographies; retain merchants as they grow their businesses on our platform and adopt more features; offer more sales channels that connect merchants with their specific target audience; develop new solutions to extend our platform’s functionality and catalyze merchants’ sales growth; enhance our ecosystem and partner programs; provide a high level of merchant support; hire, retain and motivate qualified personnel; and build with a focus on maximizing long-term value.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants. Building a 100-year company requires a balance between growth and profitability, and we maintain a portfolio of investments with varying time horizons.
Consistent with investing for the long term, in 2019 we began building Shopify Fulfillment Network, a network of distributed fulfillment centers across the United States and Canada, to help merchants provide fast and reliable delivery to buyers. Since then, we have made significant internal investments as well as strategic acquisitions and partnerships with private companies in an effort to accelerate the development of our logistics offerings. On July 8, 2022, we acquired Deliverr, a leading fulfillment technology provider with the goal of leveraging Deliverr’s software in our hub and spoke warehouses to provide merchants with simplified logistics by simplifying the end-to-end supply chain across freight, distribution, and fulfillment. Furthermore, our investments in our logistics offerings are expected to help accelerate the expansion of Shop Promise, our buyer-facing badge that shows up in merchant storefronts and in the Shop app, and helps merchants guarantee faster, more reliable delivery. This solution uses real-time data to predict the perfect delivery promise for every order, and is automatically enabled in 100% of Shopify Fulfillment Network merchant storefronts. We expect to continue to invest in and optimize our logistics offerings to further support our merchants.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR") and Gross Merchandise Volume ("GMV"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table shows MRR and GMV for the years ended December 31, 2022 and 2021.

	Years ended December 31,
	2022	2021
	(in thousands)
Monthly Recurring Revenue	$109,510	$102,022
Gross Merchandise Volume	$197,166,882	$175,361,814

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee, which excludes variable platform fees, in effect on the last day of that period, assuming they maintain their subscription plans the following month. Subscription plans to both our platform and our POS Pro offering are included in this calculation. When applicable, MRR relating to subscription plans billed in a merchant's local currency is converted to USD using the respective currency exchange rate as of the period end date. Prospective merchants that have joined the platform through special new merchant trial incentives are included in MRR at their trial price while merchants on free trials are excluded from the calculation of MRR through the duration of the free trial. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscription solutions revenue. We had $109.5 million of MRR as at December 31, 2022 compared to $102.0 million as at December 31, 2021. In the year ended December 31, 2022, we observed a lower MRR growth rate, relative to the year ended December 31, 2021. The MRR growth rate in the year ended December 31, 2022 was impacted by trial incentives launched in the second half of 2022 where select prospective merchants were offered a paid trial. These trial incentive amounts are immaterial to MRR as at December 31, 2022, but we expect to see an increase in MRR once these cohorts of merchants convert to standard Shopify plans and when standard Shopify plan prices are increased in the first half of 2023. Furthermore, in the second quarter of 2022, we launched localized pricing plans in select countries and we expect to expand the number of markets where we bill in local currency. We expect that over time any impact to MRR will be more than offset by the fact that the reduced friction and enhanced in-market experience will attract more merchants to our platform who make use of our merchant solutions. The MRR growth rate for the year ended December 31, 2021, when compared to the year ended December 31, 2022, was also impacted due to an elevated number of full-priced merchants joining the platform in the early stages of 2021 amid further COVID-19 related impacts, such as newly discovered variants and increased lockdowns, which further energized the shift to ecommerce.

Gross Merchandise Volume

GMV is the total dollar value of orders facilitated through our platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV facilitated through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV facilitated through our platform. For the years ended December 31, 2022 and 2021, we facilitated GMV of $197.2 billion and $175.4 billion, respectively. In the year ended December 31, 2021, we experienced elevated GMV, most notably in the first two quarters of 2021, coming off the tailwinds of the shift to ecommerce accelerated by COVID-19 in 2020, along with additional drivers in the form of lockdowns and government stimulus, which has impacted the year-over-year growth in GMV. Going forward, we expect more normalized growth in GMV against a more measured macro environment relative to 2021 as a result of post-pandemic consumer spend shifting to services and in-person shopping, as well as inflationary pressures on our merchants and their buyers. However, we also expect that changed behaviours adopted by merchants and consumers in 2020 and 2021 driven by COVID-19 will continue to expand the prospects for entrepreneurship and digital commerce.

Factors Affecting the Comparability of Our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, revenue-sharing agreements, transaction fees, Shopify Shipping, Shopify Capital, our logistics offerings, and non-cash consideration obtained for services rendered as part of strategic partnerships, our revenues from merchant solutions have generally increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing this solution. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. We expect the development of our logistics offerings to be dilutive to the gross margin percentage for merchant solutions in the short term. The lower margins on merchant solutions compared to subscription solutions means that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants facilitated through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While the majority of our revenues, cost of revenues, and operating expenses are denominated in USD, a significant portion are denominated in foreign currencies. Due to offering Shopify Payments, Shopify Capital, subscriptions, and other billings to select countries in local currency, a significant proportion of revenue transactions are denominated in British pound sterling ("GBP"), Euros ("EUR"), and Canadian dollars ("CAD"). As our operations continue to be heavily weighted in CAD and as operations continue to expand internationally, a significant proportion of operating expenses are also incurred in the aforementioned foreign currencies. To help mitigate the impacts associated with foreign currency fluctuations on future cash flows from operating expenses, we maintain a portfolio of foreign exchange forward contracts and options designated as hedging instruments. As our operations continue to expand internationally, we may be exposed to additional fluctuations in other foreign currencies. Refer to the "Risks and Uncertainties—Foreign Currency Exchange Risk" section below for additional information on the effect on reported results of changes in foreign exchange rates.

Key Components of Results of Operations

Revenues

We derive revenues from subscription solutions and merchant solutions.

Subscription Solutions

We principally generate subscription solutions revenues through the sale of subscriptions to our platform, including variable platform fees, as well as through the sale of subscriptions to our POS Pro offering. We also generate associated subscription solutions revenues from the sale of themes, apps, and the registration of domain names.
We offer subscription plans with various price points, from entry level plans to Shopify Plus, a plan for merchants with higher-volume sales that offers additional functionality, scalability and support. Our subscription plans typically have a one-month term, although a small number of our merchants have annual or multi-year subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Merchants purchase subscription plans directly from us. Subscription fees for all plans, except Shopify Plus, are paid to us at the start of the applicable subscription period, regardless of the length of the subscription period. Shopify Plus plans are billed in arrears. For subscription fees that are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue over time on a ratable basis over the contractual term. These subscription fees are non-refundable. Revenues from variable platform fees are based on the merchants' volume of sales and recognized as revenue when we have a right to invoice. They are classified within subscription solutions because they represent a variable component of the merchants' subscription fee.
We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes, apps, and the registration of domain names. Revenues from the sale of themes and apps are recognized at the time of the transaction. The right to use domain names is sold separately and is recognized on a ratable basis over the contractual term, which is typically an annual term. Revenues from the sale of apps and themes are recognized net of amounts attributable to the third-party developers. In the fourth quarter of 2021, we commenced recognizing revenue for the sale of themes on a net basis (as an agent) as a result of revised contract terms with our theme partners. Prior to this date, revenue from the sale of themes was recognized on a gross basis. Revenues from the sale of themes, apps, and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription arrangement or because they are charged on a recurring basis.
Merchant Solutions

We generate merchant solutions revenues from payment processing fees and currency conversion fees from Shopify Payments, transaction fees, referral fees from partners, advertising revenue on the Shopify App Store, Shopify

Capital, Shop Pay Installments, Shopify Balance, Shopify Shipping, our logistics offerings, non-cash consideration obtained for services rendered as part of strategic partnerships, the sale of POS hardware, Shopify Email and Shopify Markets.

The significant majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments and currency conversion is recognized at the time of the transaction. For Shopify Payments transactions, processing payment fees are determined based in part on a percentage of the dollar amount processed plus a per transaction fee, where applicable. Currency conversion fees are determined based on a percentage of the dollar amount converted in a payment processing transaction, where applicable.
For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV sold through the platform. We bill our merchants for transaction fees at the end of a 30-day billing cycle or when predetermined billing thresholds are surpassed. Any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.
We also generate merchant solutions revenues in the form of referral fees from partners to which we direct business and with which we have an arrangement in place. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we typically earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.
Advertising revenue is earned on the Shopify App Store as merchants click on the apps being advertised by our partners. We recognize advertising revenues when we are entitled to receive payment from the partner.
Shopify Capital, a merchant cash advance ("MCA") and loan program for eligible merchants, is offered in the United States, the United Kingdom, Canada, and Australia to help eligible merchants secure financing and accelerate the growth of their business by providing access to simple, fast, and convenient working capital. We apply underwriting criteria prior to purchasing the eligible merchant's future receivables or making a loan to help assess collectibility. Under Shopify Capital, we purchase a designated amount of future receivables at a discount or make a loan. The advance, or the loan, is forwarded to the merchant at the time the related agreement is entered into, and the merchant remits a fixed percentage of their daily sales until the outstanding balance has been remitted. Certain merchant cash advances and loans are facilitated internally and originated by a bank partner, from whom we then purchase the merchant cash advances and loans obtaining all rights, title, and interest or discount for a fee calculated as a percentage of the merchant cash advance or loan's principal. Revenues for Shopify Capital are earned in accordance with the description below and are presented net of any deferred origination fees which are amortized over the contractual or expected term of the MCA or loan. For Shopify Capital MCAs, we apply a percentage of the remittances collected against the merchant's receivable balance, and a percentage, which is related to the discount, as merchant solutions revenue. For certain Shopify Capital loans, there is a fixed maximum repayment term. For certain other Shopify Capital loans, we calculate an expected repayment date. Using the merchant's contractual or expected repayment date, we calculate an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as revenue and how much to apply against the merchant's receivable balance. We have mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada (“EDC”) to insure some of the MCAs and loans offered by Shopify Capital in the United States, the United Kingdom, Canada, and Australia. Refer to the "Risks and Uncertainties—Concentration of Credit Risk" section below for additional information on these policies.
Shop Pay Installments, a "buy now pay later" product, enables merchants to sell their goods to buyers on payment options ranging from interest-free biweekly payments to monthly simple interest-bearing installments. Merchants will receive upfront payment for a sale, net of fees, without the worry associated with collecting future payments from the buyer. Revenues earned from Shop Pay Installments are recognized when a merchant makes a sale using this product, and is based on a percentage of the total order value. We earn and recognize a portion of the revenue from each merchant sale, with the majority of revenue earned and recognized by our third-party provider that bears the buyer underwriting and buyer credit risk associated with the product.
Shopify Balance, our money management product, offers merchants a no fee money management account with fast access to their cash, a card for spending online, on mobile, or in store, and rewards featuring cash back, perks, and discounts on everyday business spending. We recognize revenue at the time of the transaction as the card is used, with cash back rewards earned through the program netted against revenue.
Shopify Shipping allows merchants doing their own fulfillment and shipping to select from available shipping partners to buy and print outbound and return shipping labels and track orders directly within the Shopify platform. We bill our merchants when they have purchased shipping labels in excess of predetermined billing thresholds, and any charges that have not been billed are accrued as unbilled receivables at the end of the reporting period. For Shopify Shipping, fees are determined based on the type of labels purchased or the arrangement negotiated with third parties. We recognize revenue from Shopify Shipping net of shipping costs, as we are the agent in the arrangement with merchants.
Shopify Fulfillment Network and Deliverr fulfillment services, generate revenue from their respective fulfillment solutions, which include picking, packing and preparing orders for shipment, and outbound shipping, as well as additional revenues from inbound shipping, storage, returns processing, and other fulfillment-related services as needed by merchants. Revenue related to these fulfillment solutions is recognized over time as we fulfill, up to completion of delivery. Revenues related to the inbound, storage and return processing offerings are recognized over time, and revenues related to other fulfillment-related services are recognized at a point in time, once the services have been rendered. We also earn revenues from providing cloud-based software on collaborative warehouse fulfillment solutions which are recognized over time, over the contractual term, which can be up to five years. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.
From time to time, we receive non-cash consideration in the form of equity investments from customers with whom we have developed strategic partnerships. The non-cash consideration is measured as the fair value at the inception of the contract, and any changes in fair value after contract inception are excluded from revenue, and classified within "other (expense) income, net" in the consolidated statement of operations and comprehensive (loss) income. As we are contractually required to provide referral services and other services to support the partners' merchant offerings over the period of the performance obligations, revenue is deferred and recognized over time on a ratable basis over the expected terms of the contracts, which are typically three to seven years in length.
In connection with Shopify POS, a sales channel that lets merchants sell their products and accept payments in-person from a mobile device, we sell Shopify branded hardware products and other compatible products which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant in accordance with the shipping terms of the sale.
Shopify Email, launched in 2019, is our native email marketing tool designed to enable merchants to create, run, and track email marketing campaigns from within the merchant admin, and help merchants to build direct relationships with buyers. Revenue from Shopify Email is based on the merchants' volume of emails sent and recognized as revenue when we have a right to invoice.
Shopify Markets, our end-to-end cross-border commerce product offerings launched in 2021, integrate services to centralize the platform's cross-border capabilities and enable merchants to penetrate the global commerce market. Shopify Markets leverage our existing transactional services and partnerships from which we earn referral fees to provide a tailored experience for each market. Revenues earned are recognized in accordance with the preceding paragraphs.
For a discussion of how we expect seasonal factors to affect our merchant solutions revenue, see “Factors Affecting the Comparability of our Results—Seasonality.”

Cost of Revenues

Cost of Subscription Solutions

Cost of subscription solutions consists primarily of costs associated with billing processing fees and operations and merchant support expenses. Operations and merchant support expenses include third-party infrastructure, hosting costs and other direct costs, personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as amortization of acquired intangible assets, and allocated overhead. Overhead associated with information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold. In the fourth quarter of 2021, we changed from being the principal in the arrangement with customers for the sale of themes to being the agent in these arrangements as a result of revised contract terms with its partners. As a result, beginning in the fourth quarter of 2021, the costs associated with the sale of themes is recognized net within subscription solutions revenue.

Also included as cost of subscription solutions are domain registration fees.

We expect that the cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business, and as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. Over time, we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of expenditures related to infrastructure expansion projects.

Cost of Merchant Solutions

Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees. Cost of merchant solutions also consists of credit card fees related to billing our merchants, product costs associated with expanding our product offerings, including Shopify Balance, third-party infrastructure and hosting costs, and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Cost of merchant solutions also includes amortization of acquired intangible assets relating mostly to the acquired Deliverr and 6RS technology. In addition, we incur costs associated with picking, packing and preparing orders for shipment, outbound shipping, warehouse storage, overhead costs and other costs for fulfillment-related services as part of our logistics offerings, and materials and third-party manufacturing costs associated with fulfillment robots sold to customers rather than leased to customers, which are capitalized and depreciated into cost of revenues; costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price and expenses associated with our use of a third-party fulfillment company, shipping and handling; and cash back earned through our rewards program.

We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases, resulting in a growth in volumes processed. We also expect additional increases as we continue to expand Shopify Payments internationally and as we continue to invest in our logistics offerings. While in development, we expect our logistics offerings to be dilutive to the gross margin percentage for merchant solutions.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, partner referral payments related to merchant acquisitions, costs associated with partner and developer conferences, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred, however, contract costs associated with Plus merchants are amortized over the expected life of their relative contract. We plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants. Sales and marketing expenses are expected to increase in absolute dollars but over time, we expect sales and marketing expenses will eventually decline as a percentage of total revenues.
Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development, product design, data analytics, contractor and consultant fees as well as internal use hosting costs and corporate overhead allocations. Research and development costs are generally expensed as incurred. We capitalize certain development costs incurred in connection with our internal use software as well as costs related to specific upgrades and enhancements when technological feasibility is reached. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will eventually decline as a percentage of total revenues.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance and accounting, legal, administrative, human relations and IT personnel, impairment related to certain office leases we have ceased using, professional services fees, sales and use and other value added taxes, insurance, the provision for expected credit losses on uncollectible receivables, corporate overhead allocations, legal contingencies and other corporate expenses, including sustainability spend. We expect that over time general and administrative expenses will increase on an absolute dollar basis but may decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.

Transaction and Loan Losses

Transaction and loan losses consist of expected and actual losses related to Shopify Payments, Shop Pay Installments, Shopify Balance, and Shopify Capital. We are exposed to transaction losses on Shopify Payments, Shop Pay Installments, and Shopify Balance as a result of unrecovered merchant transactions due to returns and disputes. We are also exposed to Shopify Balance losses when a merchant account experiences unauthorized transactions where funds cannot be recovered or reversed. We are exposed to transaction losses on merchant cash advances offered through Shopify Capital as a result of fraud or uncollectibility. We provide for loan losses whenever the amortized cost of loans exceeds their fair value. Transaction and loan losses are expected to increase in absolute dollars over time as merchant penetration and adoption grow.

Other (Expense) Income

Other (expense) income consists primarily of unrealized and realized gains or losses on equity and other investments, transaction gains or losses on foreign currency, interest income, and interest expense related to the Notes. Equity and other investments in publicly traded companies with readily determinable fair values are carried at fair value at each balance sheet date based on the closing share price at the end of the period and any movements in the fair value are recognized into other (expense) income. Equity and other investments in private companies without readily determinable fair values are carried at cost less impairments, with subsequent adjustments for observable changes (referred to as the measurement alternative). We also hold investments in convertible notes of private companies which are classified as available-for-sale debt securities, which we have elected to account for under the fair value option. The investments are carried at fair value at each balance sheet date and any movements in the fair value are recognized in other (expense) income. The results from these equity investments may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Results of Operations

The following table sets forth our consolidated statement of operations for the years ended December 31, 2022, 2021, and 2020.

	Years ended December 31,
	2022	2021	2020
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$1,487,759	$1,342,334	$908,757
Merchant solutions	4,112,105	3,269,522	2,020,734
	5,599,864	4,611,856	2,929,491
Cost of revenues(5)(6):
Subscription solutions	330,867	264,351	193,532
Merchant solutions	2,514,878	1,866,361	1,194,439
	2,845,745	2,130,712	1,387,971
Gross profit	2,754,119	2,481,144	1,541,520
Operating expenses:
Sales and marketing(3)(5)(6)	1,230,490	901,557	602,048
Research and development(3)(5)(6)	1,503,234	854,383	552,127
General and administrative(2)(3)(4)(5)	707,765	374,844	245,343
Transaction and loan losses	134,929	81,717	51,849
Total operating expenses	3,576,418	2,212,501	1,451,367
(Loss) income from operations	(822,299)	268,643	90,153
Other (expense) income, net	(2,800,549)	2,871,949	150,211
(Loss) income before income taxes	(3,622,848)	3,140,592	240,364
Recovery of (provision for) income taxes	162,430	(225,933)	79,145
Net (loss) income	$(3,460,418)	$2,914,659	$319,509

Net (loss) income per share attributable to shareholders(1):
Basic	$(2.73)	$2.34	$0.27
Diluted	$(2.73)	$2.29	$0.26
Shares used to compute net (loss) income per share attributable to shareholders(1):
Basic	1,266,268,155	1,246,588,910	1,195,697,050
Diluted	1,266,268,155	1,273,647,350	1,234,632,740
(1) Prior year share and per share amounts have been retrospectively adjusted to reflect the Share Split effected in June 2022.
(2) Includes $97 million of expense related to litigation matters. Refer to the "Litigation and Loss Contingencies" section below for additional information.
(3) In the year ended December 31, 2022, we had $30.5 million of severance related costs associated with the one-time reduction in workforce with $10.9 million in sales and marketing, $8.4 million in research and development and $11.2 million in general and administrative.
(4) In the years ended December 31, 2022, 2021, and 2020, we had $84.3 million, $30.1 million, and $31.6 million, respectively, of impairment related costs associated with right-of-use assets and leasehold improvements.

(5) Includes stock-based compensation expense and related payroll taxes as follows:

	Years ended December 31,
	2022	2021	2020
	(in thousands)
Cost of revenues	$8,896	$7,642	$7,472
Sales and marketing	64,696	47,283	46,390
Research and development	396,063	250,787	188,249
General and administrative	93,206	91,337	52,195
	$562,861	$397,049	$294,306

(6) Includes amortization of acquired intangibles as follows:

	Years ended December 31,
	2022	2021	2020
	(in thousands)
Cost of revenues	$48,668	$20,399	$19,488
Sales and marketing	4,958	1,544	1,548
Research and development	76	206	233
	$53,702	$22,149	$21,269
The following table sets forth our consolidated statement of operations as a percentage of total revenues for the years ended December 31, 2022, 2021, and 2020.

	Years ended December 31,
	2022	2021	2020
Revenues:
Subscription solutions	26.6%	29.1%	31.0%
Merchant solutions	73.4%	70.9%	69.0%
	100.0%	100.0%	100.0%
Cost of revenues:
Subscription solutions	5.9%	5.7%	6.6%
Merchant solutions	44.9%	40.5%	40.8%
	50.8%	46.2%	47.4%
Gross profit	49.2%	53.8%	52.6%
Operating expenses:
Sales and marketing	22.0%	19.5%	20.6%
Research and development	26.8%	18.5%	18.8%
General and administrative	12.6%	8.1%	8.4%
Transaction and loan losses	2.4%	1.8%	1.8%
Total operating expenses	63.9%	48.0%	49.5%
(Loss) income from operations	(14.7)%	5.8%	3.1%
Other (expense) income, net	(50.0)%	62.3%	5.1%
(Loss) income before income taxes	(64.7)%	68.1%	8.2%
Recovery of (provision for) income taxes	2.9%	(4.9)%	2.7%
Net (loss) income	(61.8)%	63.2%	10.9%

The following table sets forth our consolidated revenues by geographic location for the years ended December 31, 2022, 2021, and 2020, based on the location of our merchants.

	Years ended December 31,
	2022	2021	2020
	(in thousands)
Revenues:
North America
Canada	$345,915	$316,699	$192,721
United States	3,719,489	2,973,934	1,954,105
EMEA	917,116	799,602	454,269
APAC	553,361	467,009	292,240
Latin America	63,983	54,612	36,156
Total Revenues	$5,599,864	$4,611,856	$2,929,491

The following table sets forth our consolidated revenues by geographic location as a percentage of total revenues for the years ended December 31, 2022, 2021, and 2020, based on the location of our merchants.

	Years ended December 31,
	2022	2021	2020
Revenues:
North America
Canada	6.2%	6.9%	6.6%
United States	66.4%	64.5%	66.7%
EMEA	16.4%	17.3%	15.5%
APAC	9.9%	10.1%	10.0%
Latin America	1.1%	1.2%	1.2%
Total Revenues	100.0%	100.0%	100.0%

Discussion of the Results of Operations for the years ended December 31, 2022, 2021, and 2020

Revenues

	Years ended December 31,			2022 vs 2021	2021 vs 2020
	2022	2021	2020	% Change	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$1,487,759	$1,342,334	$908,757	10.8%	47.7%
Merchant solutions	4,112,105	3,269,522	2,020,734	25.8%	61.8%
Total revenues	$5,599,864	$4,611,856	$2,929,491	21.4%	57.4%
Percentage of revenues:
Subscription solutions	26.6%	29.1%	31.0%
Merchant solutions	73.4%	70.9%	69.0%
	100.0%	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $145.4 million, or 10.8%, for the year ended December 31, 2022 compared to the same period in 2021. Subscription solutions revenues increased $433.6 million, or 47.7%, for the year ended December 31, 2021 compared to the same period in 2020. The increase in both periods was primarily a result of growth in MRR driven by the higher number of merchants using our platform. The increase from 2021 to 2022 was offset partially by the growth in adoption of localized pricing in various jurisdictions, the introduction of additional free and paid trial incentives, and the impact of introducing our new partner pricing terms for both app and theme developers in the fourth quarter of 2021, which eliminated our revenue share on the first million dollars made by the developers annually in order to attract the best developers in the world.

Merchant Solutions

Merchant solutions revenues increased $842.6 million, or 25.8%, for the year ended December 31, 2022 compared to the same period in 2021. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue, relating to payment processing and currency conversion fees, growing by $579.2 million, or 24.1%, in 2022 compared to the same period in 2021. This increase was a result of an increase in our Shopify Payments penetration rate and number of merchants using our platform. These factors drove $20.3 billion of additional GMV facilitated using Shopify Payments in 2022 compared to the same period in 2021, representing growth of 23.6% year over year. For the year ended December 31, 2022, the Shopify Payments penetration rate was 53.8%, resulting in GMV of $106.1 billion that was facilitated using Shopify Payments. This compares to a penetration rate of 48.9%, resulting in GMV of $85.8 billion that was facilitated using Shopify Payments in the same period in 2021. As at December 31, 2022 Shopify Payments adoption among our merchants was as follows: Canada, 92%, United States, 88%, and other countries where Shopify Payments is available, 77% (December 31, 2021 - Canada, 92%; United States, 88%; and other countries where Shopify Payments is available, 84%).

In addition to the increase in revenue from Shopify Payments, our logistics offerings, non-cash consideration received for services rendered as part of strategic partnerships, Shopify Capital, referral fees from partners, and Shop

Pay Installments revenues increased during the year ended December 31, 2022 compared to the same period in 2021. Our logistics offerings increased as a result of the acquisition of Deliverr. The increases in non-cash consideration received for services rendered as part of strategic partnerships and referral fees from partners were driven largely by an increase in the number of arrangements with partners, as well as an increase in referral activity, when compared to the same period in 2021. Shopify Capital revenue increased mainly as a result of an increase in the loans and advances outstanding throughout the period coupled with an increase in GMV. Shop Pay Installments revenue increased due to an increase in GMV processed through Shop Pay Installments.

Merchant solutions revenues increased $1,248.8 million, or 61.8%, for the year ended December 31, 2021 compared to the same period in 2020. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $879.0 million, or 57.7%. Additionally, revenue from referral fees from partners, non-cash consideration received for services rendered as part of strategic partnerships, Shopify Capital, Shopify Shipping, revenue from transaction fees, our logistics offerings, and advertising revenue on the Shopify app store increased for the year ended December 31, 2021 compared to the same period in 2020.

Cost of Revenues

	Years ended December 31,			2022 vs 2021	2021 vs 2020
	2022	2021	2020	% Change	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$330,867	$264,351	$193,532	25.2%	36.6%
Cost of merchant solutions	2,514,878	1,866,361	1,194,439	34.7%	56.3%
Total cost of revenues	$2,845,745	$2,130,712	$1,387,971	33.6%	53.5%
Percentage of revenues:
Cost of subscription solutions	5.9%	5.7%	6.6%
Cost of merchant solutions	44.9%	40.5%	40.8%
	50.8%	46.2%	47.4%

Cost of Subscription Solutions
Cost of subscription solutions increased $66.5 million, or 25.2%, for the year ended December 31, 2022 compared to the same period in 2021. The increase was due to an increase in the costs necessary to support the growth in traffic and functionality of our platform across multiple jurisdictions, resulting in an increase in: cloud infrastructure costs, employee-related costs, and credit card fees for processing merchant billings. The increase was slightly offset with a decrease in recognized cost of sales related to third-party partners for the development of themes as we commenced recognizing revenue for the sale of themes net of costs in the fourth quarter of 2021. As a percentage of revenues, costs of subscription solutions increased from 5.7% in 2021 to 5.9% in 2022 due to an increase in infrastructure and hosting costs slightly offset by a decrease in recognized cost of sales related to third-party partners for the development of themes.

Cost of subscription solutions increased $70.8 million, or 36.6%, for the year ended December 31, 2021 compared to the same period in 2020. The increase was primarily due to higher third-party infrastructure and hosting costs, credit card fees for processing merchant billings, employee-related costs, and payments to third-party partners for the registration of domain names.

Cost of Merchant Solutions

Cost of merchant solutions increased $648.5 million, or 34.7%, for the year ended December 31, 2022 compared to the same period in 2021. The increase was primarily due to higher payment processing fees resulting from an increase in GMV facilitated through Shopify Payments and due to an increase in costs associated with our logistics offerings as a result of revenue growth from the acquisition of Deliverr. Cost of merchant solutions as a percentage of revenues increased from 40.5% in 2021 to 44.9% in 2022 mainly due to Shopify Payments representing a larger percentage of total revenues and higher payment processing fees from Shopify Payments, caused by an increase in network costs and changes in payment card type, relative to the increase in Shopify Payments revenue. The increase is also driven by the increase in costs associated with our logistics offerings as a result of revenue growth from the acquisition of Deliverr, including the related amortization of acquired intangibles.

Cost of merchant solutions increased $671.9 million, or 56.3%, for the year ended December 31, 2021 compared to the same period in 2020. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing fees. The increase was also due in part to costs associated with our logistics offerings, materials and third-party manufacturing costs, credit card fees for processing merchant billings, product costs associated with expanding our product offerings, infrastructure and hosting costs, cost of POS hardware units, employee-related costs, and amortization of acquired technology.

Gross Profit

	Years ended December 31,			2022 vs 2021	2021 vs 2020
	2022	2021	2020	% Change	% Change
	(in thousands, except percentages)
Gross profit	$2,754,119	$2,481,144	$1,541,520	11.0%	61.0%
Percentage of total revenues	49.2%	53.8%	52.6%

Gross profit increased $273.0 million, or 11.0%, for the year ended December 31, 2022 compared to the same period in 2021. As a percentage of total revenues, gross profit decreased from 53.8% in the year ended December 31, 2021 to 49.2% in the year ended December 31, 2022, principally due to Shopify Payments representing a larger percentage of total revenues, higher payment processing fees from Shopify Payments, caused by an increase in network costs and changes in payment card type relative to the increase in Shopify Payments revenue, higher infrastructure and hosting costs, and the inclusion of Deliverr operations in our results, including the related amortization of acquired intangibles. This was partly offset by an increase in higher margin revenue streams, such as non-cash consideration received for services rendered as part of strategic partnerships.

Gross profit increased $939.6 million, or 61.0%, for the year ended December 31, 2021 compared to the same period in 2020. As a percentage of total revenues, gross profit increased from 52.6% in the year ended December 31, 2020 to 53.8% in the year ended December 31, 2021, principally due to higher revenues from higher margin revenue streams.

Operating Expenses

Sales and Marketing

	Years ended December 31,			2022 vs 2021	2021 vs 2020
	2022	2021	2020	% Change	% Change
	(in thousands, except percentages)
Sales and marketing	$1,230,490	$901,557	$602,048	36.5%	49.7%
Percentage of total revenues	22.0%	19.5%	20.6%

Sales and marketing expenses increased $328.9 million, or 36.5%, for the year ended December 31, 2022 compared to the same period in 2021, due to an increase of $178.5 million in employee-related costs ($17.4 million of which related to stock-based compensation and related payroll taxes), as a result of higher headcount in sales and marketing in the year ended December 31, 2022 compared to same period in 2021. The increase in sales and marketing expense also includes an increase of $129.2 million spent on marketing programs to support the growth of our business, such as advertisements on display ads and media. Additionally, severance related costs of $10.9 million were incurred in an effort to recalibrate our operations.

Sales and marketing expenses increased $299.5 million, or 49.7%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to an increase of $196.5 million in expenditures on marketing programs. In addition to marketing costs, employee-related costs increased by $92.7 million and computer hardware and software costs increased by $10.3 million.

Research and Development

	Years ended December 31,			2022 vs 2021	2021 vs 2020
	2022	2021	2020	% Change	% Change
	(in thousands, except percentages)
Research and development	$1,503,234	$854,383	$552,127	75.9%	54.7%
Percentage of total revenues	26.8%	18.5%	18.8%

Research and development expenses increased $648.9 million, or 75.9%, for the year ended December 31, 2022 compared to the same period in 2021, due to an increase of $601.2 million in employee-related costs ($145.3 million of which related to stock-based compensation and related payroll taxes), including the impact of increased headcount associated with the acquisition of Deliverr and a $24.1 million increase in computer hardware and software costs, all as a result of growth in our research and development employee base and expanded development programs. Additionally, severance related costs of $8.4 million were incurred in an effort to recalibrate our operations.

Research and development expenses increased $302.3 million, or 54.7%, for the year ended December 31, 2021 compared to the same period in 2020, due to an increase of $278.7 million in employee-related costs and an increase of $21.8 million in computer and software costs, all as a result of growth in our research and development employee base and expanded development program.

General and Administrative

	Years ended December 31,			2022 vs 2021	2021 vs 2020
	2022	2021	2020	% Change	% Change
	(in thousands, except percentages)
General and administrative	$707,765	$374,844	$245,343	88.8%	52.8%
Percentage of total revenues	12.6%	8.1%	8.4%

General and administrative expenses increased $332.9 million, or 88.8%, for the year ended December 31, 2022 compared to the same period in 2021, due to an increase of $111.0 million in employee-related costs ($1.9 million of which related to stock-based compensation and related payroll taxes), a $97.0 million increase in litigation contingencies, a $54.2 million increase in impairment expenses related to office locations we ceased using, a $32.6 million increase in professional services for legal and financial services including the acquisition related fees for the Deliverr acquisition, a $12.7 million increase in public company expenses, a $11.2 million increase due to severance related costs incurred in an effort to recalibrate our operations, and a $7.8 million increase in bad debt expense.

General and administrative expenses increased $129.5 million, or 52.8%, for the year ended December 31, 2021 compared to the same period in 2020, due to an increase of $94.9 million in employee-related costs, an increase of $17.5 million in finance costs, which includes indirect taxes, general bad debt expense related to expected credit losses, insurance, depreciation of computers, and sustainability spend, and an increase of $11.9 million in professional services for legal and financial services.

Transaction and Loan Losses

	Years ended December 31,			2022 vs 2021	2021 vs 2020
	2022	2021	2020	% Change	% Change
	(in thousands, except percentages)
Transaction and loan losses	$134,929	$81,717	$51,849	65.1%	57.6%
Percentage of total revenues	2.4%	1.8%	1.8%
Transaction and loan losses increased $53.2 million, or 65.1%, for the year ended December 31, 2022 compared to the same period in 2021, due to an increase in Shopify Payments and Shop Pay Installments losses of $26.9 million, as a result of an increase in realized and expected losses and increased GMV processed through Shopify Payments and Shop Pay Installments. The increase can also be attributed to an increase in losses related to Shopify Capital of

$25.8 million driven by an expansion of our Capital offerings and programs as well as an increase in current expected losses related to Shopify Capital relative to the same period in 2021.

Transaction and loan losses increased $29.9 million, or 57.6%, for the year ended December 31, 2021 compared to the same period in 2020, due to an increase of $20.4 million in losses related to Shopify Capital driven by an expansion of our Capital offerings and programs as well as an increase in current expected losses, and an increase of $9.5 million in losses related to Shopify Payments and Shop Pay Installments, as a result of an increase in realized losses in the period and increased GMV processed through Shopify Payments and Shop Pay Installments, offset by a decrease in the current expected loss rate related to Shopify Payments relative to the same period in 2020.

Other (Expense) Income

	Years ended December 31,			2022 vs 2021	2021 vs 2020
	2022	2021	2020	% Change	% Change
	(in thousands, except percentages)
Other (expense) income, net	$(2,800,549)	$2,871,949	$150,211	*	*
*    Not a meaningful comparison

In the year ended December 31, 2022, we had other expenses of $2.8 billion compared to other income of $2.9 billion and $150.3 million in the same periods in 2021 and 2020, respectively.

In the year ended December 31, 2022, we had a net unrealized loss on equity and other investments of $3.0 billion, of which $2.7 billion was in investments with readily determinable fair values mainly related to the change in share prices from December 31, 2021 to December 31, 2022 in our Affirm and Global-E investments, and $287.6 million of unrealized losses related to investments without readily determinable fair values due to impairments in the year. The unrealized losses were offset slightly by net realized gains on equity and other investments of $124.0 million and interest income of $79.1 million.

In the year ended December 31, 2021, we had an unrealized gain on equity and other investments of $2.9 billion due mainly to our investments with readily determinable fair values and interest income of $15.4 million, offset slightly by interest expense of $3.5 million.

In the year ended December 31, 2020, we had an unrealized gain on equity and other investments of $135.2 million, interest income of $23.4 million, offset slightly by interest expense of $9.1 million.

Recovery of (Provision for) Income Taxes

	Years ended December 31,			2022 vs 2021	2021 vs 2020
	2022	2021	2020	% Change	% Change
	(in thousands, except percentages)
Recovery of (provision for) Income taxes	$162,430	$(225,933)	$79,145	*	*
*    Not a meaningful comparison

In the year ended December 31, 2022, we had a recovery of income taxes of $162.4 million primarily as a result of the unrealized loss on equity and other investments, share-based compensation, and change in valuation allowance related to deferred tax assets in Canada as well as the United States. This compares to a provision for income taxes of $225.9 million in the same period in 2021 primarily related to unrealized gains on equity and other investments, ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, the impairment of right-of-use assets and fixed assets, our ability to carry-back losses to prior years in Canada, and the recognition of deferred tax assets in Canada.

As a result of the application of our tax rates on the results of ongoing operations, other discrete items, primarily related to share-based compensation, non-taxable unrealized gains on equity and other investments, change in valuation allowance related to deferred tax assets in the United States, and the reversal of the valuation allowance related to deferred tax assets in Canada, we had a provision for income taxes of $225.9 million in the year ended December 31, 2021, compared to a recovery of income taxes of $79.1 million in the same period in 2020.

(Loss) Profit

	Years ended December 31,			2022 vs 2021	2021 vs 2020
	2022	2021	2020	% Change	% Change
	(in thousands, except share and per share data)
Net (loss) income	$(3,460,418)	$2,914,659	$319,509	*	*

Net (loss) income per share attributable to shareholders:
Basic	$(2.73)	$2.34	$0.27	*	*
Diluted	$(2.73)	$2.29	$0.26	*	*
Shares used to compute net (loss) income per share attributable to shareholders:
Basic	1,266,268,155	1,246,588,910	1,195,697,050	*	*
Diluted	1,266,268,155	1,273,647,350	1,234,632,740	*	*
*    Not a meaningful comparison

For the year ended December 31, 2022, basic and diluted net loss per share attributable to shareholders was $2.73, when compared to basic and diluted net income per share attributable to shareholders of $2.34 and $2.29, respectively, in the same period in 2021. The net loss is largely due to net unrealized losses on equity and other investments. Basic and diluted net loss per share attributable to shareholders of $0.27 and $0.26, respectively, for the year ended December 31, 2020 increased to basic and diluted net income per share attributable to share attributable to shareholders of $2.34 and $2.29, respectively, in the year ended December 31, 2021.

Quarterly Results of Operations

The following table sets forth our results of operations for the three months ended December 31, 2022 and 2021.

	Three months ended December 31,
	2022	2021
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$400,254	$351,208
Merchant solutions	1,334,724	1,028,816
	1,734,978	1,380,024
Cost of revenues(3)(4):
Subscription solutions	85,771	75,587
Merchant solutions	850,699	611,778
	936,470	687,365
Gross profit	798,508	692,659
Operating expenses:
Sales and marketing(3)(4)	297,741	275,475
Research and development(3)(4)	440,547	273,912
General and administrative(2)(3)	214,651	101,054
Transaction and loan losses	34,318	27,814
Total operating expenses	987,257	678,255
(Loss) income from operations	(188,749)	14,404
Other expense, net	(425,859)	(503,123)
Loss before income taxes	(614,608)	(488,719)
(Provision for) recovery of income taxes	(9,086)	117,408
Net loss	$(623,694)	$(371,311)

Net loss per share attributable to shareholders(1):
Basic	$(0.49)	$(0.30)
Diluted	$(0.49)	$(0.30)
Shares used to compute net loss per share attributable to shareholders(1):
Basic	1,273,338,804	1,257,347,550
Diluted	1,273,338,804	1,257,347,550
(1) Prior period share and per share amounts have been retrospectively adjusted to reflect the ten-for-one share split ("Share Split") effected in June 2022.
(2) In the three months ended December 31, 2022, we had $84.3 million of impairment related costs associated with right-of-use assets and leasehold improvements.

(3) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended December 31,
	2022	2021
	(in thousands)
Cost of revenues	$1,977	$1,995
Sales and marketing	14,894	13,735
Research and development	103,587	74,932
General and administrative	24,447	18,735
	$144,905	$109,397

(4) Includes amortization of acquired intangibles as follows:

	Three months ended December 31,
	2022	2021
	(in thousands)
Cost of revenues	$18,359	$5,960
Sales and marketing	2,163	386
Research and development	—	32
	$20,522	$6,378

Revenues

	Three months ended December 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$400,254	$351,208	14.0%
Merchant solutions	1,334,724	1,028,816	29.7%
Total revenues	$1,734,978	$1,380,024	25.7%
Percentage of revenues:
Subscription solutions	23.1%	25.4%
Merchant solutions	76.9%	74.6%
	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $49.0 million, or 14.0%, for the three months ended December 31, 2022 compared to the same period in 2021. The period-over-period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform, and increased app revenue due to more app developers surpassing their first million in sales prior to the fourth quarter of 2022 compared to the same period in 2021. The increase was offset partially by the growth in adoption of localized pricing in various jurisdictions and the introduction of additional free and paid trial incentives.

Merchant Solutions

Merchant solutions revenues increased $305.9 million, or 29.7%, for the three months ended December 31, 2022 compared to the same period in 2021. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue, relating to payment processing and currency conversion fees, growing in the three months ended December 31, 2022 compared to the same period in 2021. This increase was a result of an increase in our Shopify Payments penetration rate and number of merchants using our platform. These factors drove $6.5 billion of additional GMV facilitated using Shopify Payments in the three months ended December 31, 2022 compared to the same period in 2021, representing growth of 23.5% quarter over quarter. For the three months ended December 31, 2022, the Shopify Payments penetration rate was 56.2%, resulting in GMV of $34.2 billion that was facilitated using Shopify Payments. This compares to a penetration rate of 51.3% resulting in GMV of $27.7 billion that was facilitated using Shopify Payments in the same period in 2021.

In addition to the increase in revenue from Shopify Payments, our logistics offerings, referral fees from partners, non-cash consideration received for services rendered as part of strategic partnerships, Shopify Capital, and Shop Pay Installments revenues increased during the three months ended December 31, 2022, compared to the same period in 2021. Our logistics offerings increased as a result of the acquisition of Deliverr. The increases in non-cash consideration received for services rendered as part of strategic partnerships and referral fees from partners were driven largely by an increase in the number of arrangements with partners, as well as an increase in referral activity, when compared to the same period in 2021. Shopify Capital revenue increased mainly as a result of an increase in the loans and advances outstanding throughout the period coupled with the increase in GMV. Shop Pay Installments revenue increased due to an increase in GMV processed through Shop Pay Installments.

Cost of Revenues

	Three months ended December 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$85,771	$75,587	13.5%
Cost of merchant solutions	850,699	611,778	39.1%
Total cost of revenues	$936,470	$687,365	36.2%
Percentage of revenues:
Cost of subscription solutions	4.9%	5.5%
Cost of merchant solutions	49.0%	44.3%
	54.0%	49.8%

Cost of Subscription Solutions
Cost of subscription solutions increased $10.2 million, or 13.5%, for the three months ended December 31, 2022 compared to the same period in 2021. The increase was due to an increase in the costs necessary to support the growth in traffic and functionality of our platform across multiple jurisdictions, resulting in an increase in cloud infrastructure costs and credit card fees for processing merchant billings. As a percentage of revenues, cost of subscription solutions decreased from 5.5% in the three months ended December 31, 2021 to 4.9% in three months ended December 31, 2022 due to subscription solutions revenue representing a smaller percentage of total revenues.
Cost of Merchant Solutions

Cost of merchant solutions increased $238.9 million, or 39.1%, for the three months ended December 31, 2022 compared to the same period in 2021. The increase was primarily due to higher payment processing fees resulting from an increase in GMV facilitated through Shopify Payments and due to higher costs associated with our logistics offerings as a result of revenue growth from the acquisition of Deliverr. Cost of merchant solutions as a percentage of revenues increased from 44.3% in the three months ended December 31, 2021 to 49.0% in the three months ended December 31, 2022 due mainly to the increase in costs associated with our logistics offerings as a result of revenue growth from the acquisition of Deliverr, and by the relative growth of Shopify Payments revenue and higher payment processing fees from Shopify Payments, caused by an increase in network costs and changes in payment card type.

Gross Profit

	Three months ended December 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Gross profit	$798,508	$692,659	15.3%
Percentage of total revenues	46.0%	50.2%

Gross profit increased $105.8 million, or 15.3%, for the three months ended December 31, 2022 compared to the same period in 2021. As a percentage of total revenues, gross profit decreased from 50.2% in the three months ended December 31, 2021 to 46.0% in the three months ended December 31, 2022, principally due to the inclusion of Deliverr operations in our results, including the related amortization of acquired intangibles, and the relative growth in Shopify Payments revenue and higher payment processing fees from Shopify Payments, caused by an increase in network costs and changes in payment card type. This was partly offset by an increase in higher margin revenue streams, such as non-cash consideration received for services rendered as part of strategic partnerships.

Operating Expenses

Sales and Marketing

	Three months ended December 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Sales and marketing	$297,741	$275,475	8.1%
Percentage of total revenues	17.2%	20.0%

Sales and marketing expenses increased $22.3 million, or 8.1%, for the three months ended December 31, 2022 compared to the same period in 2021, due to an increase of $23.9 million in employee-related costs ($1.2 million of which related to stock-based compensation and related payroll taxes), compared to the same period in 2021.

Research and Development

	Three months ended December 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Research and development	$440,547	$273,912	60.8%
Percentage of total revenues	25.4%	19.8%

Research and development expenses increased $166.6 million, or 60.8%, for the three months ended December 31, 2022 compared to the same period in 2021, due to an increase of $151.3 million in employee-related costs ($28.7 million of which related to stock-based compensation and related payroll taxes), including the impact of increased headcount associated with the acquisition of Deliverr, and a $6.1 million increase in computer hardware and software costs, all as a result of the growth in our employee base and expanded development. The increase is also due to a $9.1 million increase in facilities costs as we prepare for operations at our new fulfillment centers.

General and Administrative

	Three months ended December 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
General and administrative	$214,651	$101,054	112.4%
Percentage of total revenues	12.4%	7.3%

General and administrative expenses increased $113.6 million, or 112.4%, for the three months ended December 31, 2022 compared to the same period in 2021, due to an increase of $84.3 million in impairment expenses related to office locations we ceased using, $23.2 million in employee-related costs (which included a $5.7 million increase related to stock-based compensation and related payroll taxes), a $3.1 million increase in professional services for legal and financial services, and a $2.9 million increase in bad debt expense.

Transaction and Loan Losses

	Three months ended December 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Transaction and loan losses	$34,318	$27,814	23.4%
Percentage of total revenues	2.0%	2.0%

Transaction and loan losses increased $6.5 million, or 23.4%, for the three months ended December 31, 2022 compared to the same period in 2021, primarily due to an increase of $7.2 million in losses attributed to Shopify Payments, primarily related to higher realized losses in the period, an increase in expected losses, and increased GMV processed through Shopify Payments.

Other Expense, net

	Three months ended December 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
Other expense, net	$(425,859)	$(503,123)	*
*    Not a meaningful comparison

In the three months ended December 31, 2022, we had other expenses of $425.9 million, compared to $503.1 million in the same period in 2021.

In the three months ended December 31, 2022, we had an unrealized loss on equity and other investments of $475.4 million, of which $314.0 million was in investments with readily determinable fair values related to the change in share prices from September 30, 2022 to December 31, 2022 in our Affirm and Global-E investments, and $145.3 million of unrealized losses in investments without readily determinable fair values due to impairments in the period. These sources of other expense were offset by interest income of $39.6 million recognized on investments and by a foreign exchange gain of $9.5 million.

This compares to the three months ended December 31, 2021 where we had unrealized losses on equity and other investments of $509.7 million due mainly to our investments in Affirm and Global-E caused by the change in their share prices from September 30, 2021 to December 31, 2021, offset slightly by interest income of $4.9 million and a foreign exchange gain of $2.6 million.

(Provision for) Recovery of Income Taxes

	Three months ended December 31,		2022 vs. 2021
	2022	2021	% Change
	(in thousands, except percentages)
(Provision for) recovery of income taxes	$(9,086)	$117,408	*
*    Not a meaningful comparison

We had a provision for income taxes of $9.1 million in the three months ended December 31, 2022, on account of earnings in jurisdictions outside of North America. This compares to a recovery of income taxes of $117.4 million in the three months ended December 31, 2021, as a result of the application of our tax rates to the results of ongoing operations, other discrete items primarily related to share-based compensation, unrealized losses on equity and other investments, and the change in valuation allowance related to deferred tax assets in the United States.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended December 31, 2022. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
	(in thousands, except per share data)
Revenues:
Subscription solutions	$400,254	$376,301	$366,443	$344,761	$351,208	$336,208	$334,237	$320,681
Merchant solutions	1,334,724	989,899	928,620	858,862	1,028,816	787,532	785,208	667,966
	1,734,978	1,366,200	1,295,063	1,203,623	1,380,024	1,123,740	1,119,445	988,647
Cost of revenues:(5)(6)
Subscription solutions	85,771	82,313	85,238	77,545	75,587	67,355	63,027	58,382
Merchant solutions	850,699	621,555	554,183	488,441	611,778	447,476	435,558	371,549
	936,470	703,868	639,421	565,986	687,365	514,831	498,585	429,931
Gross profit	798,508	662,332	655,642	637,637	692,659	608,909	620,860	558,716
Operating expenses:
Sales and marketing(3)(5)(6)	297,741	302,476	326,902	303,371	275,475	237,949	201,910	186,223
Research and development(3)(5)(6)	440,547	412,359	346,667	303,661	273,912	221,028	183,557	175,886
General and administrative (2)(3)(4)(5)	214,651	255,125	129,901	108,088	101,054	128,722	77,966	67,102
Transaction and loan losses	34,318	37,738	42,380	20,493	27,814	25,311	17,986	10,606
Total operating expenses	987,257	1,007,698	845,850	735,613	678,255	613,010	481,419	439,817
(Loss) income from operations	(188,749)	(345,366)	(190,208)	(97,976)	14,404	(4,101)	139,441	118,899
Other (expense) income, net	(425,859)	188,233	(1,008,042)	(1,554,881)	(503,123)	1,344,553	779,874	1,250,645
(Loss) income before income taxes	(614,608)	(157,133)	(1,198,250)	(1,652,857)	(488,719)	1,340,452	919,315	1,369,544
(Provision for) recovery of income taxes	(9,086)	(1,276)	(5,657)	178,449	117,408	(192,020)	(40,222)	(111,099)
Net (loss) income	$(623,694)	$(158,409)	$(1,203,907)	$(1,474,408)	$(371,311)	$1,148,432	$879,093	$1,258,445
Net (loss) income per share attributable to shareholders(1):
Basic	$(0.49)	$(0.12)	$(0.95)	$(1.17)	$(0.30)	$0.92	$0.71	$1.02
Diluted	$(0.49)	$(0.12)	$(0.95)	$(1.17)	$(0.30)	$0.90	$0.69	$0.99
(1) Prior period per share amounts have been retrospectively adjusted to reflect the Share Split effected in June 2022.
(2) In the third quarter of 2022, we incurred $97 million of expenses related to legal contingencies. Refer to the "Litigation and Loss Contingencies" section below for additional information.
(3) In the third quarter of 2022, we had $30.5 million of severance related costs associated with the one-time reduction in workforce with $10.9 million in sales and marketing, $8.4 million in research and development and $11.2 million in general and administrative.
(4) In the fourth quarter of 2022 and the third quarter of 2021, we had $84.3 million and $30.1 million, respectively, of impairment related costs associated with right-of-use assets and leasehold improvements.

(5) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
	(in thousands)
Cost of revenues	$1,977	$2,327	$2,409	$2,183	$1,995	$1,987	$1,809	$1,851
Sales and marketing	14,894	17,224	17,375	15,203	13,735	11,673	10,990	10,885
Research and development	103,587	107,972	98,767	85,737	74,932	63,840	55,988	56,027
General and administrative	24,447	26,128	22,560	20,071	18,735	30,638	23,759	18,205
	$144,905	$153,651	$141,111	$123,194	$109,397	$108,138	$92,546	$86,968
 (6) Includes amortization of acquired intangibles as follows:

	Three months ended
	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
	(in thousands)
Cost of revenues	$18,359	$17,133	$6,942	$6,234	$5,960	$5,536	$4,372	$4,531
Sales and marketing	2,163	2,025	384	386	386	386	386	386
Research and development	—	—	—	76	32	58	58	58
	$20,522	$19,158	$7,326	$6,696	$6,378	$5,980	$4,816	$4,975

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended December 31, 2022.

	Three months ended
	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
Revenues:
Subscription solutions	23.1%	27.5%	28.3%	28.6%	25.4%	29.9%	29.9%	32.4%
Merchant solutions	76.9%	72.5%	71.7%	71.4%	74.6%	70.1%	70.1%	67.6%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Subscription solutions	4.9%	6.0%	6.6%	6.4%	5.5%	6.0%	5.6%	5.9%
Merchant solutions	49.0%	45.5%	42.8%	40.6%	44.3%	39.8%	38.9%	37.6%
	54.0%	51.5%	49.4%	47.0%	49.8%	45.8%	44.5%	43.4%
Gross profit	46.0%	48.5%	50.6%	53.0%	50.2%	54.2%	55.5%	56.5%
Operating expenses:
Sales and marketing	17.2%	22.1%	25.2%	25.2%	20.0%	21.2%	18.0%	18.8%
Research and development	25.4%	30.2%	26.8%	25.2%	19.8%	19.7%	16.4%	17.8%
General and administrative	12.4%	18.7%	10.0%	9.0%	7.3%	11.5%	7.0%	6.8%
Transaction and loan losses	2.0%	2.8%	3.3%	1.7%	2.0%	2.3%	1.6%	1.1%
Total operating expenses	56.9%	73.8%	65.3%	61.1%	49.1%	54.6%	43.0%	44.5%
(Loss) income from operations	(10.9)%	(25.3)%	(14.7)%	(8.1)%	1.0%	(0.4)%	12.5%	12.0%
Other (expense) income, net	(24.5)%	13.8%	(77.8)%	(129.2)%	(36.5)%	119.6%	69.7%	126.5%
(Loss) income before income taxes	(35.4)%	(11.5)%	(92.5)%	(137.3)%	(35.4)%	119.3%	82.1%	138.5%
(Provision for) recovery of income taxes	(0.5)%	(0.1)%	(0.4)%	14.8%	8.5%	(17.1)%	(3.6)%	(11.2)%
Net (loss) income	(35.9)%	(11.6)%	(93.0)%	(122.5)%	(26.9)%	102.2%	78.5%	127.3%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with our merchants' GMV. Our merchants' GMV typically increases during the fourth-quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. Due to the effects of the COVID-19 pandemic, which accelerated the shift of purchasing habits to ecommerce, we observed a rapid growth in merchant solutions revenue throughout the pandemic, most notably in the first half of 2021 where further lockdowns and government stimulus propelled the COVID-triggered acceleration of ecommerce. As the COVID-19 related impacts that triggered the acceleration of ecommerce continue to ease, growth in merchant solutions revenue may not replicate recent patterns. As a result of the growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Historically, revenues experienced a seasonal decrease in our first quarters as buyers typically reduce their spending following the holiday season resulting in a seasonal decrease in GMV per merchant, which was not completely offset by merchant and MRR growth. Subsequently, revenues have increased in each of the next three quarters as a result of merchant, MRR, and overall GMV growth. Our merchants have processed additional GMV during the fourth-quarter holiday seasons, and as a result we have generated higher merchant solutions revenues in our fourth quarters compared to other quarters. Due to the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future.

Our gross margin percentage has varied over the past eight quarters and is generally driven by the mix between our higher margin subscription solutions revenue and lower margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume of orders facilitated and the resulting Shopify Payments revenue during this period. We expect this overall trend to continue over time.

In connection with expanding our operations internationally, we anticipate a growing proportion of our revenues and cost of sales transactions to be incurred in foreign currencies as compared to USD due to increased Shopify Payments, Shopify Capital, subscriptions, and other billings to select countries in local currency. Fluctuations in foreign currencies relative to the USD may impact identified quarterly and yearly trends.

In addition, the acquisition of Deliverr will impact the comparability of our revenues and gross margin, which started in the third quarter of 2022, as it continues to be integrated into our logistics offerings.

Quarterly Operating Expenses Trends

Total operating expenses have increased sequentially for each period presented. We took impairment charges on certain office spaces in the fourth quarter of 2022 and the third quarter of 2021, which caused an increase in general and administrative spend relative to revenue in that quarter. In the third quarter of 2022, we recorded litigation contingencies which caused an increase in general and administrative spend relative to revenue in that quarter. Total operating expenses have increased primarily due to the addition of personnel in connection with the expansion of our business and additional marketing initiatives to attract potential merchants. In addition, the Deliverr acquisition will impact the comparability of operating expenses, which started in the third quarter of 2022. We note a significant portion of our operating expenses are incurred in foreign currencies which may impact the comparability of our quarterly and yearly trends.

Quarterly Other (Expense) Income Trends

Historically, there have been no consistent trends associated with other (expense) income as changes are impacted by fluctuations in the fair value of our equity investments in public companies with readily determinable fair values, observable changes or impairments associated with our equity investments in private companies without readily determinable fair values, changes in the fair value of our investments in convertible notes of private companies, foreign exchange rates, and interest rates. The results from these changes may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Key Balance Sheet Information

	December 31, 2022	December 31, 2021
	(in thousands)
Cash, cash equivalents and marketable securities	$5,052,950	$7,768,093
Total assets	10,757,151	13,340,172
Total liabilities	2,518,262	2,206,831
Total non-current liabilities	1,662,254	1,504,098

Total assets decreased $2.6 billion as at December 31, 2022 compared to December 31, 2021, primarily due to a $2.0 billion decrease in equity and other investments due mainly to unrealized losses on our investments in Affirm and Global-E. The remaining decrease is driven by the following changes in balances: a $2.7 billion decrease in cash, cash equivalents and marketable securities largely due to the $2.0 billion used for the acquisition of Deliverr and $635.2 million used to purchase equity and other investments; a $1.5 billion increase in goodwill and a $251.7 million increase in intangible assets due mainly to the acquisition of Deliverr, which largely offsets the change in total assets caused by the previously mentioned cash used for the acquisition; a $158.8 million increase in right-of-use assets due mainly to the commencement of warehouse leases; a $109.4 million increase in merchant cash advances, loans and related receivables largely due to an expansion of our Capital offerings and programs; an $80.8 million increase in trade and other receivables; $36.4 million increase in other current assets, a $25.3 million increase in property and equipment due mainly to purchases of leasehold improvements, computer hardware and the acquisition of Deliverr, offset by depreciation in the period; a $7.5 million decrease in deferred tax assets and; a $0.3 million decrease in income taxes receivable.

Total liabilities increased by $311.4 million, principally as a result of a $220.8 million increase in lease liabilities due mainly to the commencement of warehouse leases, a $183.7 million increase in deferred revenue mainly due to the non-cash consideration received for services rendered in conjunction with our partnership with Global-E and private companies, a $75.9 million increase in accounts payable and accrued liabilities due mainly to the accruals for litigation contingencies, offset by $167.1 million decrease in deferred tax liabilities and a $4.1 million decrease in income taxes payable.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities as well as the sale of the Notes, raising approximately $7.8 billion, net of issuance costs, from investors.

In September 2022, due to the expiry of our previous short-form base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. This shelf prospectus and registration statement allows Shopify to offer an unlimited amount of Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period that the shelf prospectus is effective, which commenced September 9, 2022.

In February 2021, the Company completed a public offering in which it issued and sold 11,800,000 Class A subordinate voting shares at a public offering price of $131.50 per share, adjusted to give effect to the Share Split. The Company received total net proceeds of $1.5 billion after deducting offering fees and expenses of $10.5 million.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at December 31, 2022 was $5.5 billion. As a result of our new employee compensation program, there is a potential for an increase in cash usage as employees have the ability to elect how much of their total compensation will be in the form of cash versus stock-based compensation awards. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform, the expansion of sales and marketing activities, the macroeconomic conditions and overall levels of consumer spending on goods, and potential mergers, strategic investments and acquisitions activity. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.
Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities decreased by $2.7 billion to $5.1 billion as at December 31, 2022 from $7.8 billion as at December 31, 2021, primarily as a result of the acquisition of Deliverr, the purchase of equity and other investments and cash used in our operating activities.
Cash equivalents and marketable securities include money market funds, repurchase agreements, U.S. and Canadian federal bonds and agency securities, and corporate bonds and commercial paper, all maturing within the 12 months from December 31, 2022.

The following table summarizes our total cash, cash equivalents and marketable securities as at December 31, 2022 and 2021 as well as our operating, investing and financing activities for the years ended December 31, 2022 and 2021:

	Years ended December 31,
	2022	2021
	(in thousands)
Cash, cash equivalents and marketable securities (end of year)	$5,052,950	$7,768,093
Net cash (used in) provided by:
Operating activities	$(136,448)	$535,711
Investing activities	(718,567)	(2,379,073)
Financing activities	17,549	1,649,762
Effect of foreign exchange on cash and cash equivalents	(16,198)	(7,005)
Net (decrease) in cash and cash equivalents	(853,664)	(200,605)
Change in marketable securities	(1,861,479)	1,580,731
Net (decrease) increase in cash, cash equivalents and marketable securities	$(2,715,143)	$1,380,126

Cash Flows From Operating Activities

Our largest source of operating cash is from merchant solutions. Within merchant solutions, the largest source of cash flows are Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. We also generate significant cash flows from our subscription solutions with subscription revenues being our single largest source of cash flows. These payments are typically paid to us at the beginning of the applicable subscription period, except for our Shopify Plus merchants who typically pay us at the end of their monthly billing cycle. Our primary uses of cash from operating activities are for employee-related expenditures, third-party payment processing fees, advancing funds to merchants through Shopify Capital, third-party shipping and fulfillment partners, marketing programs, and outsourced hosting costs.

For the year ended December 31, 2022, cash used in operating activities was $136.4 million. This was primarily as a result of our net loss of $3.5 billion, which once adjusted for a net loss on equity and other investments of $2.9 billion, $549.1 million of stock-based compensation expense, a $186.6 million decrease in net deferred income taxes, $121.5 million in revenue related to non-cash consideration, $90.5 million of amortization and depreciation, $84.3 million of impairment of right-of-use assets and leasehold improvements, a $73.6 million increase of our provision for transaction and loan losses, an unrealized foreign exchange loss of $11.7 million, and $2.3 million of amortization of debt offering costs related to the Notes offering consumed $38.2 million of cash flows.

Cash flows of $158.7 million were used by the following increases in operating assets: $104.5 million in trade and other receivables, $30.8 million in other current assets, and $23.4 million in merchant cash advances and related receivables as we continued to grow Shopify Capital. Cash flows of $60.4 million were provided by the following changes in operating liabilities: a $305.2 million increase in deferred revenue due mainly to the non-cash consideration received in conjunction with our partnerships with Global-E and private companies, of which the initial value of the total non-cash consideration received in exchange for these services was $273.2 million, and a $36.5 million increase in accounts payable and accrued liabilities offset by a $4.2 million net change in lease assets and liabilities and a $3.9 million net change in income tax assets and liabilities.

For the year ended December 31, 2021, cash provided by operating activities was $535.7 million. This was primarily as a result of our net income of $2.9 billion, which once adjusted for a net unrealized gain on equity and other investments of $2.9 billion, $330.8 million of stock-based compensation expense, a $191.0 million increase in net deferred income taxes, $66.3 million of amortization and depreciation, $58.4 million in revenue related to non-cash consideration, a $43.8 million increase of our provision for transaction and loan losses, $30.1 million of impairment of right-of-use assets and leasehold improvements, an unrealized foreign exchange loss of $4.6 million, and $2.3 million of amortization of debt offering costs related to the Notes offering, contributed $665.4 million of positive cash flows. Additional cash flows of $227.6 million were provided by the following changes in operating liabilities: a $309.3 million increase in deferred revenue due mainly to the non-cash consideration received in conjunction with our partnership with Global-E and private companies, of which the initial value of the non-cash consideration received in exchange for services was $268.1 million; a $138.2 million increase in accounts payable and accrued liabilities; a $45.3 million net change in income tax assets and liabilities; and a $2.9 million net change in lease assets and liabilities. Cash used of $357.2 million resulted from the following increases in operating assets: $234.8 million in merchant cash advances; $72.3 million in trade and other receivables, and $50.2 million in other current assets.

Cash Flows From Investing Activities

Cash flows provided by, or used in, investing activities are primarily related to the sale and purchase of marketable securities, business acquisitions, purchases, originations and repayments of loans, purchases of equity and other investments, and purchases of leasehold improvements and computer equipment.

Net cash used in investing activities in the year ended December 31, 2022 was $718.6 million, which was driven by $1.8 billion used mainly for the Deliverr business acquisition, $635.2 million used to purchase equity and other investments, $158.7 million used for purchases and originations of loans, net of repayments and $50.0 million used to purchase property and equipment, which consisted mainly of leasehold improvements and computer equipment, offset by net maturities of $1.9 billion in marketable securities.

Net cash used in investing activities in the year ended December 31, 2021 was $2.4 billion, which was driven by net purchases of $1.6 billion in marketable securities, $650.2 million used to purchase equity and other investments, $59.6 million used for the Donde business acquisition and other acquisitions, $50.8 million used to purchase property and equipment, and $31.3 million used for purchases and originations of loans, net of repayments.

Cash Flows From Financing Activities

Cash flows from financing activities are primarily related to public offerings, and exercises of stock options.

Net cash provided by financing activities in the year ended December 31, 2022 was $17.5 million driven by proceeds from the issuance of Class A subordinate voting shares and Class B restricted voting shares as a result of stock option exercises. This compares to $1.6 billion for the same period in 2021, driven by $1.5 billion raised in our February 2021 public equity offering, and by $108.6 million which related to stock option exercises.

Contractual Obligations

Our principal commitments consist of our Notes and obligations under our operating leases for office, warehouse and commercial space. The following table summarizes our contractual obligations as of December 31, 2022:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Convertible senior notes(1)	$1,150	$922,300	$—	$—	$923,450
Bank indebtedness	—	—	—	—	—
Operating lease and unconditional purchase obligations(2)	53,142	174,748	174,327	494,752	896,969
Total contractual obligations	$54,292	$1,097,048	$174,327	$494,752	$1,820,419

(1) $920,000 of the payments due in one to three years may be settled in Class A subordinate voting shares instead of cash, at our option.
(2) Consists of payment obligations under our office, warehouse and commercial space leases.

Litigation and Loss Contingencies
As discussed under "Fiscal Year 2022 Events", on August 31, 2022, a jury in the U.S. District Court for the District of Delaware returned a verdict finding that Shopify infringed three web technology patents owned by Express Mobile, Inc. We have challenged the verdict through post-trial motions and the Plaintiff has moved for interest on the amount of the verdict.

On December 1, 2021, five publishers of educational materials and two of their respective parent companies (the Plaintiffs) filed a claim against the Company in the U.S. District Court for the Eastern District of Virginia for contributory and vicarious copyright infringement and contributory trademark infringement. The action has been settled amicably between the parties, and terms of the settlement agreement are confidential. The case was dismissed with prejudice on October 5, 2022.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases and contingencies (which have been disclosed above under "Contractual Obligations" and "Litigation and Loss Contingencies").

Risks and Uncertainties

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in the fair values of our equity and other investments, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. We are also exposed to other COVID-19 post-pandemic related uncertainties. For further discussion of risks and uncertainties see "Risk Factors" in our annual information form.

Foreign Currency Exchange Risk

While the majority of our revenues, cost of revenues, and operating expenses are denominated in USD, a significant portion are denominated in foreign currencies. Due to offering Shopify Payments, Shopify Capital, subscriptions, and other billing to select countries in local currency, a significant proportion of revenue transactions are denominated in GBP, EUR, and CAD. As our operations continue to be heavily weighted in CAD and as operations continue to expand internationally, a significant proportion of operating expenses are also incurred in the aforementioned foreign currencies. To help mitigate the impacts associated with foreign currency fluctuations on future cash flows from operating expenses, we maintain a portfolio of foreign exchange derivative products designated as hedging instruments.

Effect of Foreign Exchange Rates

The following non-GAAP financial measure converts our revenues, cost of revenues, operating expenses, and (loss) income from operations using the comparative period's monthly average exchange rates:

	Three months ended December 31,
	2022			2021
	At Prior Year Effective Rates (1)	Exchange Rate Effect (2)	GAAP Amounts as Reported	GAAP Amounts As Reported
	(in thousands)
Revenues	$1,765,116	$(30,138)	$1,734,978	$1,380,024
Cost of revenues	(954,437)	17,967	(936,470)	(687,365)
Operating expenses	(1,013,189)	25,932	(987,257)	(678,255)
(Loss) income from operations	$(202,510)	$13,761	$(188,749)	$14,404

	Years ended December 31,
	2022			2021
	At Prior Year Effective Rates (1)	Exchange Rate Effect (2)	GAAP Amounts as Reported	GAAP Amounts As Reported
	(in thousands)
Revenues	$5,676,521	$(76,657)	$5,599,864	$4,611,856
Cost of revenues	(2,891,956)	46,211	(2,845,745)	(2,130,712)
Operating expenses	(3,619,004)	42,586	(3,576,418)	(2,212,501)
(Loss) income from operations	$(834,439)	$12,140	$(822,299)	$268,643
(1) Represents the outcome that would have resulted if the comparative period's effective foreign exchange rates are applied to the current reporting period.
(2) Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period's effective foreign exchange rates. The exchange rate effect is primarily driven by fluctuations in CAD, EUR, and GBP foreign exchange rates.

This effect of foreign exchange rates on our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in foreign exchange rates and to assist investors in understanding our financial and operating performance. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Equity and Other Investments

We hold equity and other investments that are subject to a wide variety of market-related risks that could substantially reduce or increase the fair value of our holdings. As at December 31, 2022, we had equity and other investments in public and private companies totaling $2.0 billion. Our equity and other investments in publicly traded companies, which primarily relate to Affirm and Global-E, representing $648.0 million of our investments, are recorded at fair value, which is subject to market price volatility. Our equity investments in private companies, representing $1.1 billion of our investments, are recorded using the measurement alternative and are assessed each reporting period for observable price changes and impairments, which may involve estimates and judgments given the lack of readily available market data. Certain equity investments in private companies are in the early stages of development and are inherently risky due to their lack of operational history. Our debt investments in convertible notes of private companies are recorded at fair value and represent $221.0 million of our investments, which are impacted by the underlying entities' valuations and interest rates. The results from these changes may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities in our cash management program totaling $5.1 billion as of December 31, 2022. The cash and cash equivalents are held for operations and working capital purposes. Our investments within cash, cash equivalents and marketable securities are made for capital preservation purposes. We do not enter into these types of investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

In July 2021, we invested $200.0 million in a private company through the purchase of convertible notes. This investment is classified as an available-for-sale debt security, for which we have elected to account for under the fair value option. The investment is carried at fair value at each balance sheet date and any movements in the fair value are recognized in net (loss) income. The fair value is determined based on a binomial pricing model in which the underlying entity's valuation and interest rates impact the market value of the investment.

In September 2020, we issued $920.0 million aggregate principal amount of Notes. The Notes have a fixed annual interest rate of 0.125%; accordingly, we do not have economic interest rate exposure on the Notes. However, the fair market value of the Notes is exposed to interest rate risk. Generally, the fair market value of our fixed interest rate Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair market value of the Notes will generally fluctuate as the price of our Class A subordinate voting shares fluctuates. On our balance sheet, we carry the Notes at face value less debt offering costs, plus any amortization of offering costs, and we present the fair value for required disclosure purposes only.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company notes that its exposure to collectibility risk by customers impacted by the Russian Invasion of Ukraine is financially immaterial. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada ("EDC"), a wholly-owned corporation of the Government of Canada, who is AAA rated as at December 31, 2022. The

Company’s policies cover certain merchant cash advances and loans, subject under certain policies to minimum claim requirements and regional restrictions. The Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as general and administrative expense in the consolidated statements of operations and comprehensive (loss) income. All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer's maximum liability under the policies, the majority of the Company's gross outstanding balance of merchant cash advances and loans as at December 31, 2022 is covered. The receivable related to insurance recoveries, if any, is included in the merchant cash advances, loans and related receivables balance. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We are subject to inflation risk that could have a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. Furthermore, our merchants are also subject to risks associated with inflationary pressures that could impact their business and financial condition. These pressures could subsequently result in impacts to our GMV and further affect our business.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures, and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the United States Securities and Exchange Commission ("SEC") in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2022 and have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the

Company's internal control over financial reporting was effective as at December 31, 2022. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2022.

We have excluded Deliverr, Inc. from our assessment of internal control over financial reporting as at December 31, 2022 because they were acquired by the Company in a purchase business combination during 2022. Deliverr, Inc. is a wholly-owned subsidiary whose total assets and total revenues represent 1% and 2%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as at December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on the audited consolidated financial statements for December 31, 2022.

Changes in Internal Control Over Financial Reporting

In the year ended December 31, 2022, we migrated certain financial reporting systems and their accompanying financial information between cloud environments, which included changes to our underlying information technology infrastructure and internal controls over financial reporting.

Other than the system migration as described above, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as significant accounting policies and estimates, which we discuss below and in further detail in Note 3 - Significant Accounting Policies of our audited consolidated financial statements for the year ended December 31, 2022.

Revenue Recognition

Our sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchant with the right to take possession of the software supporting our hosting platform at any time and are therefore accounted for as service contracts. Our subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

The Company recognizes revenue to depict the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•Identify the contract with a customer;
•Identify the performance obligations in the contract;
•Determine the transaction price;
•Allocate the transaction price; and

•Recognize revenue when, or as, the Company satisfies a performance obligation.

The Company follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The Company recognizes revenue from Shopify Shipping, the sales of apps, the sale of themes, card services from Shopify Balance and Shop Pay Installments on a net basis as the Company is not primarily responsible for the fulfillment of the promised service, does not have control of the promised service, and does not have full discretion in establishing prices for the promised service and therefore is the agent in the arrangement with customers. All other revenue is reported on a gross basis, as the Company has determined it is the principal in the respective arrangements.

Inputs used to Fair Value Equity and Other Investments without Readily Determinable Fair Values

In connection with certain revenue contracts with customers, the Company, from time to time, receives non-cash consideration in the form of equity investments in the customer as a component of the transaction price. When the transaction price includes non-cash consideration, the non-cash consideration is measured as the fair value at the inception of the contract, which from time to time, requires the determination of probabilities of achieving performance milestones within the contract. Any changes in fair value or impairment of the equity investments after contract inception are excluded from revenue, and classified as "other (expense) income, net" in the consolidated statement of operations and comprehensive (loss) income. The estimated fair value of such consideration is determined using multiple valuation techniques, including the income approach and the market approach, as well as significant inputs, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability.

In the year ended December 31, 2022, we impaired certain equity investments without readily determinable fair values. Estimates and judgments are involved in applying the measurement alternative associated with equity and other investments without readily determinable fair values, including our assessment to evaluate whether an investment is impaired through analyzing market conditions, business results and other qualitative measures and to measure the amount of that impairment, when applicable, by developing certain key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability.

Inputs used for Impairment of Right-of-Use Assets and Leasehold Improvements

The carrying values of right-of-use assets and leasehold improvements are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

In the year ended December 31, 2022, we impaired certain right-of-use assets and leasehold improvement which required us to develop certain key estimates including, but not limited to, estimated future cash flows associated with terminating or subletting the respective asset groups.

Provision for Credit Losses Related to Merchant Cash Advances and Loans

Merchant cash advance receivables and loans represent the aggregate amount of Shopify Capital related receivables owed by merchants as of the balance sheet date, net of an allowance for expected credit losses. The Company estimates the provision based on an assessment of various factors, including historical trends, merchants' gross merchandise volume (GMV), supportable forecasted information and other factors, including macroeconomic factors, that may affect the merchants' ability to make future payments on the receivables. Additions to the provision are reflected in current operating results, while charges against the provision are made when losses are incurred.

These additions are classified within transaction and loan losses on the consolidated statements of operations and comprehensive (loss) income. Recoveries are reflected as a reduction in the allowance for credit losses related to merchant cash advances and loans when the recovery occurs.

Business Combinations

As a result of the recent acquisitions, we consider accounting for business combinations under ASC 805, Business Combinations, to be a critical accounting policy and estimate as it requires management to make significant estimates and assumptions, including the valuation of intangible assets acquired which required us to develop certain key assumptions, including royalty rates and revenue growth rates. Although we believe that the assumptions and estimates we have made have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates, or actual results.

Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. The Company evaluates developments in legal matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. The Company may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including the likelihood or magnitude of a possible eventual loss, if any.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of February 10, 2023 there were 1,197,171,800 Class A subordinate voting shares issued and outstanding, 79,431,667 Class B restricted voting shares issued and outstanding, and 1 Founder share issued and outstanding.

As of February 10, 2023 there were 1,012,718 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 1,012,718 were vested as of such date. Each such option is or will become exercisable for one Class B restricted voting share. As of February 10, 2023 there were 10,671,657 options outstanding under the Company’s Amended and Restated Stock Option Plan, of which 7,167,275 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share. As of February 10, 2023 there were 128,179 options outstanding under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan, which the Company assumed on closing of its acquisition of 6RS on October 17, 2019. Of these options, 127,866 were vested as of such date. Each option is or will become exercisable for one Class A subordinate voting share. As of February 10, 2023 there were 1,672,164 options outstanding under the Deliverr, Inc 2017 Stock Option and Grant Plan, which the Company assumed on closing of its acquisition of Deliverr on July 8, 2022. Of these options, 415,144 were vested as of such date. Each option is or will become exercisable for one Class A subordinate voting share.

As of February 10, 2023 there were 6,871,582 Restricted Share Units ("RSUs") and 11,413 Deferred Share Units ("DSUs") outstanding under the Company’s Amended and Restated Long Term Incentive Plan. Each such RSU or DSU will vest as one Class A subordinate voting share. As of February 10, 2023 there were 356,005 RSUs outstanding under the Deliverr, Inc 2017 Stock Option and Grant Plan, which the Company assumed on closing of its acquisition of Deliverr on July 8, 2022. Each such RSU will vest as one Class A subordinate voting share.